Exhibit 99.1

FORM51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Greenfire Resources Ltd. (the “Company”)

Suite 800, 350 – 7th Avenue SW

Calgary, Alberta

Canada, T2P 3N9

1.2	Executive Officer

Colin Germaniuk

President

(587) 315-5656

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On August 5, 2026, the Company completed the acquisition of all of the issued and outstanding Class A common shares of Connacher Oil and Gas Limited (“Connacher”) pursuant to the pre-acquisition agreement dated July 13, 2026 between the Company and Connacher (the “Acquisition”).

Connacher is an in situ oil sands developer, producer and marketer of bitumen. Connacher’s assets include Pod One and Algar which, collectively, comprise the Great Divide oil sands project (“Great Divide”). Great Divide and the Company’s Hangingstone Facilities are directly adjacent to each other, transport diluent and dilbit on largely the same pipeline networks, and produce from the McMurray reservoir formation.

The Acquisition is more fully described in the material change report of the Company dated July 22, 2026, which is filed on SEDAR+ at www.sedarplus.ca under the Company’s SEDAR+ profile.

See Schedule “A” for certain financial statements of Connacher.

2.2	Date of Acquisition

August 5, 2026.

2.3	Consideration

The aggregate purchase price for the Acquisition was $1.297 billion in cash consideration, inclusive of closing adjustments related to the assumption of Connacher’s net working capital surplus.

In connection with the Acquisition, the Company entered into (i) the credit agreement made as of August 5, 2026 between the Company, as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of Montreal, as agent, in respect of a new non-extendible, non-revolving equity bridge credit facility in an aggregate principal amount of $575 million made available to the Company (the “Bridge Facility”); and (ii) the amended and restated credit agreement made as of August 5, 2026 between the Company, as borrower, the financial institutions party thereto from time to time, as lenders, and Bank of Montreal, as agent, in respect of the Company’s $950 million revolving credit facility and $50 million revolving operating facility (collectively, the “Revolving Credit Facilities” and, together with the Bridge Facility, the “Credit Facilities”). The proceeds of the Credit Facilities were used to fund: (i) the payment of the cash consideration payable under the Acquisition; (ii) the repayment (or fronting of letters of credit) of all indebtedness and other obligations under Connacher’s existing senior secured credit agreement and second lien credit agreement; and (iii) the payment of transaction expenses incurred in connection with the Acquisition and the related financing transactions.

In connection with the Acquisition, the Company has also commenced a rights offering of the Company’s common shares for gross proceeds of approximately $775 million (the “Rights Offering”). Pursuant to the terms of the Bridge Facility, the first $575 million of the net proceeds from the Rights Offering is required to be used to fully repay the outstanding balance of the Bridge Facility, and the remaining net proceeds are expected to be used to reduce the outstanding principal balance of the Revolving Credit Facilities.

2.4	Effect on Financial Position

The Company currently does not anticipate any material changes in its business affairs or business affairs of Connacher, which would be expected to have a significant effect on the financial performance and financial position of the Company.

In connection with closing of the Acquisition, the board of directors of the Company approved an increase in the Company’s 2026 capital budget from $210 million to $250 million. The Company’s current production, inclusive of the Acquisition, is approximately 34,000 Bbl/d. The Company expects full-year 2026 production to average between 21,500 – 23,500 Bbl/d.

Also see Schedule “B” for pro forma financial statements in respect of the Company after giving effect to the Acquisition.

2.5	Prior Valuations

To the knowledge of the Company, no valuation opinion was obtained within the last 12 months by the Company or Connacher that was required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6	Parties to Transaction

Prior to the Acquisition, Connacher was not an informed person, associate or affiliate of the Company.

2.7	Date of Report

August 12, 2026.

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Item 3	Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations are attached as schedules to this Business Acquisition Report:

Schedule A – audited consolidated financial statements of Connacher as at and for the years ended December 31, 2025 and 2024, and the unaudited condensed interim consolidated financial statements of Connacher as at and for the three month period ended March 31, 2026 and 2025.

Schedule B – unaudited pro forma financial statements in respect of the Company after giving effect to the Acquisition.

The Company has neither sought nor obtained the consent of the auditors to include the audit reports attached to any of the foregoing financial statements that are included in this business acquisition report.

Forward-Looking Statements

Certain statements contained in this Business Acquisition Report constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements contained herein include, but are not limited to, statements concerning the expected use of proceeds from the Rights Offering, the repayment of amounts outstanding under the Bridge Facility and reduction of amounts outstanding under the Revolving Credit Facilities, the Company’s expectations regarding material changes in the business affairs of the Company and Connacher, the Company’s 2026 capital budget and the Company’s expected 2026 production. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, and readers should not place undue reliance on them. The forward-looking statements contained herein are made as of the date of this Business Acquisition Report, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, except as required by applicable law.

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SCHEDULE A

See attached.

CONNACHER OIL AND GAS LIMITED

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

Independent Auditor’s Report

To the Shareholders of Connacher Oil and Gas Limited:

Opinion

We have audited the consolidated financial statements of Connacher Oil and Gas Limited and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statements of operations and comprehensive earnings, changes in shareholders’ equity and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

MNP LLP
2000, 112 - 4th Avenue SW, Calgary AB, T2P 0H3	1.877.500.0792 T: 403.263.3385 F: 403.269.8450
MNP.ca

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Calgary, Alberta	/s/ MNP LLP
April 15, 2026	Chartered Professional Accountants

CONNACHER OIL AND GAS LIMITED

consolidated statements of financial position

As at December 31, (Canadian dollars in thousands)	Notes	2025	2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$97,019	$39,419
Trade and accrued receivables	4	59,678	59,988
Inventory	5	16,933	18,920
Other assets	6	4,536	4,305
Risk management contracts	11	5,111	-
		183,277	122,632

NON-CURRENT ASSETS
Terminal and pipeline access	8	14,212	16,925
Property, plant, and equipment (“PP&E”)	9	611,505	664,759
TOTAL ASSETS		$808,994	$804,316

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade and accrued payables	10	$62,443	$72,138
Risk management contracts	11	-	8,330
Lease obligations		-	227
Subsidiary Debt Facility	12	1,494	1,336
		63,937	82,031

NON-CURRENT LIABILITIES
Term Loan	12	54,860	57,620
Subsidiary Debt Facility	12	45,239	46,761
Decommissioning obligations	13	57,186	66,772
TOTAL LIABILITIES		221,222	253,184

SHAREHOLDERS’ EQUITY
Share capital	15	1,228,861	1,242,395
Contributed surplus		47,338	46,014
Deficit		(688,427)	(737,277)
TOTAL SHAREHOLDERS’ EQUITY		587,772	551,132
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$808,994	$804,316

Contractual obligations, commitments, and contingencies (note 24)

Subsequent events (notes 15.2 and 16.1)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board:

Signed,	Signed,

“Perry Schuldhaus”	“Joe-Victor Shammas”

Director	Director

CONNACHER OIL AND GAS LIMITED

Consolidated Statements of Operations and Comprehensive earnings

For the year ended December 31, (Canadian dollars in thousands)	Notes	2025	2024
INCOME
Revenue, net of royalties	17	$683,111	$466,146
Interest and other income	17	1,396	2,603
		684,507	468,749

EXPENSES AND OTHER INCOME
Diluent costs		301,597	123,951
Operating		109,936	88,803
Transportation and handling		67,077	47,332
General and administrative		25,243	25,214
Share-based compensation	16	1,324	1,715
Depletion, depreciation, and amortization	5, 8, 9	125,109	94,244
Foreign exchange loss (gain)	19	(2,685)	4,591
Loss on disposition and derecognition of PP&E	9, 20	1,152	584
Finance charges	18	10,735	10,959
Loss (gain) on risk management contracts	11	(3,831)	27,090
		635,657	424,483

TOTAL COMPREHENSIVE EARNINGS		$48,850	$44,266

NET EARNINGS PER SHARE	15.1
Basic		$4.77	$4.35
Diluted		$4.52	$4.17

The accompanying notes are an integral part of the consolidated financial statements.

CONNACHER OIL AND GAS LIMITED

consolidated Statements of Changes in Shareholders’ EQUITY

For the year ended December 31, (Canadian dollars in thousands)	Notes	2025	2024
SHARE CAPITAL
Balance, beginning of year	15	$1,242,395	$1,239,817
Cash received on shares issued upon exercise of stock options	15	-	1,342
Transfer from contributed surplus - stock options exercised	15	-	209
Shares issued from treasury	15	1,146	1,027
Shares repurchased	15	(14,680)	-
Balance, end of year		1,228,861	1,242,395

CONTRIBUTED SURPLUS
Balance, beginning of year		46,014	44,508
Share-based compensation	16	1,324	1,715
Transfer to share capital - stock options exercised		-	(209)
Balance, end of year		47,338	46,014

DEFICIT
Balance, beginning of year		(737,277)	(781,543)
Net earnings		48,850	44,266
Balance, end of year		(688,427)	(737,277)

Total shareholders’ equity		$587,772	$551,132

The accompanying notes are an integral part of the consolidated financial statements.

CONNACHER OIL AND GAS LIMITED

consolidated STATEMENTS OF CASH FLOWs

For the year ended December 31, (Canadian dollars in thousands)	Notes	2025	2024
OPERATING
Earnings from operations		$48,850	$44,266
Adjustments for:
Depletion, depreciation, and amortization	5, 8, 9	125,109	94,244
Share-based compensation	16	1,324	1,715
Finance charges - non-cash portion	18	2,225	2,302
Interest expense on Term Loan	18	7,867	8,294
Unrealized foreign exchange loss (gain)	19	(2,603)	4,498
Unrealized loss (gain) on risk management contracts	11	(13,441)	5,645
Loss on disposition and derecognition of PP&E	9, 20	1,152	584
Decommissioning obligations settled	13	(1,151)	(866)
Changes in non-cash working capital	22	953	(22,380)
Cash flow from operating activities		170,285	138,302

INVESTING
Expenditures (reimbursement) on terminal and pipeline access	8	1,575	(3,175)
Expenditures on PP&E	9	(82,897)	(218,658)
Changes in non-cash working capital	22	(8,202)	10,182
Cash flow used in investing activities		(89,524)	(211,651)

FINANCING
Interest paid on Term Loan	12	(7,831)	(8,341)
Subsidiary Debt Facility drawings	12	-	45,000
Subsidiary Debt Facility payments	12	(1,335)	(208)
Payments on lease obligations		(281)	(397)
Stock options exercised	15, 16	-	1,342
Shares repurchased	15	(14,680)	-
Shares issued from treasury	15	1,146	1,027
Cash flow from (used in) financing activities		(22,981)	38,423
		57,780	(34,926)
Foreign exchange gain (loss) on cash balances held in foreign currency	19	(180)	322
Cash and cash equivalents, beginning of year		39,419	74,023
Cash and cash equivalents, end of year		$97,019	$39,419

The accompanying notes are an integral part of the consolidated financial statements.

Connacher oil and gas limited

Notes to the consolidated Financial Statements

FOR THE YEARs ENDED DECEMBER 31, 2025 and 2024

(AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, UnlESS OTHERWISE NOTED and excluding share amounts)

1. NATURE OF OPERATIONS

Connacher Oil and Gas Limited and its subsidiaries (“Connacher” or the “Company”) is an in situ oil sands developer, producer, and marketer of bitumen.

Connacher Oil and Gas Limited was formed on September 30, 2019 through the amalgamation of Connacher Oil and Gas Limited and its wholly owned subsidiary, 11403389 Canada Inc.

In Q3 2023, wholly owned subsidiaries—Great Divide Midstream GP Inc. (“GDMGP”) and Great Divide Midstream Limited Partnership (“GDMLP”)—were formed to own and operate certain of the Company’s current and future dilbit pipeline and other midstream assets.

Connacher owns a 100% equity interest in GDMGP.

Connacher ownership in GDMLP consists of: an indirect ownership of 100% of the Class A Common units via GDMGP and direct ownership of 100% of the Class C LP units. An affiliate of the lender in the Subsidiary Debt Facility (refer to consolidated financial statement notes 3.2 and 12.4 for further discussion) holds 100% of the Class B Preferred units of GDMLP, which entitle the holder to a 20% economic interest in the excess cash flows of GDMLP for 18 years.

The address of the Company’s principal office is Suite 3100, 333 7th Avenue SW, T2P 2Z1, Calgary, Alberta.

2. BASIS OF PREPARATION

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issuance by the Board of Directors on April 15, 2026.

2.2 Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for risk management contracts and share-based payments. Initially, risk management contracts and share-based payments are measured at fair value. Subsequent remeasurement of risk management contracts at fair value is completed at period-end.

2.3 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, unless otherwise noted, which is the functional currency of the Company and its subsidiaries.

2.4 Basis of Consolidation

The consolidated financial statements include the accounts of Connacher, GDMLP, and GDMGP.

2.5 Use of judgments, estimates, and assumptions

The timely preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the reporting period. The judgments, estimates, and assumptions are based on current data and relevant information available to the Company at the time of consolidated financial statement preparation. Accordingly, actual reported amounts may differ from estimated amounts as future confirming events occur.

Estimation of petroleum and natural gas reserves

Petroleum and natural gas reserve estimates are used in the unit-of-production depletion and depreciation calculation; determining the timing of abandonment costs; and the impairment analysis of the Company’s assets. Annually, the Company’s proved plus probable reserves are estimated by independent reserve engineers with reference to available geological, geophysical, and engineering data. Estimates of petroleum and natural gas reserves are inherently uncertain; require the application of judgment; and are subject to regular revision, either upward or downward, based on new information. The impact of future changes to estimates for the consolidated financial statements of subsequent periods could be material.

Changes to estimates of petroleum and natural gas reserves prospectively affect the amounts of depletion, depreciation, and impairment charged. Consequently, the carrying amounts of petroleum and natural gas properties and exploration and evaluation assets could be affected.

Information related to the carrying amounts of petroleum and natural gas properties; and the amounts charged to consolidated statements of operations and comprehensive earnings, including depletion, depreciation, and impairment, is presented in consolidated financial statement note 9.

Useful life of terminal and pipeline access and pipeline infrastructure

To determine depreciation and useful lives associated with the Company’s terminal and pipeline access and pipeline infrastructure, estimates and judgments related to the economic and physical lives of the assets are considered.

Royalties

Royalty calculations include certain capital and operating expenditures which are subject to review by Alberta Energy. Changes to expenditures included in royalty calculations may result in changes to amounts of royalties owed.

Cash Generating Unit (“CGU”)

The determination of CGUs requires judgment in defining a group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs are determined by similar business lines, geological structure, shared infrastructure, geographical proximity, commodity type, similar exposure to market risks, and materiality. The Company has determined that it has two CGUs: upstream (Pod One and Algar) and midstream (pipeline assets).

Identification of impairment and impairment reversal indicators

Judgment is required to assess when indicators of impairment or impairment reversal exist and when a calculation of the recoverable amount is required. The Company’s oil and gas properties are reviewed at each reporting date to assess whether there is any indication of impairment or impairment reversal. The assessment considers significant changes in reservoir performance including forecasted production volumes, forecasted royalty, operating, capital and abandonment and reclamation costs, forecasted oil and gas prices and the resulting cash flows from proved plus probable oil and gas reserves.

Recoverable amount of assets

Recoverable amount of the Company’s assets is determined based on the higher of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”). Both calculations require various assumptions and estimates including future commodity prices; expected production volumes; discount rates; operating costs; future capital requirements; and decommissioning costs. The assumptions and estimates are highly uncertain and are subject to change as new information becomes available. Changes in assumptions could affect the carrying amounts of assets; thus, impairment charges and reversals will affect the consolidated statements of operations and comprehensive earnings.

Information about the carrying amounts of assets and impairments is presented in consolidated financial statement note 9.

Decommissioning obligations

Provisions are recognized for the future abandonment and reclamation cost of petroleum and natural gas properties at the end of their economic lives. The estimates used to determine the decommissioning obligations are uncertain and based on industry practice, current legislation, constructive requirements, and economic variables. As such, the carrying amounts of the decommissioning obligations are reviewed regularly and adjusted to reflect relevant changes.

Decommissioning obligations are accreted until the date of expected settlement and the unwinding of discount is recognized in finance charges in the consolidated statements of operations and comprehensive earnings.

Information about decommissioning obligations is presented in consolidated financial statement note 13.

Taxation

Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to be realized and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they reverse. This requires assumptions regarding future profitability and is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized for deferred tax assets and in the amounts recognized in the consolidated statements of operations and comprehensive earnings.

Tax provisions are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount that is expected to be settled. As a result, judgment is required to determine the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in the consolidated statements of operations and comprehensive earnings in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in the consolidated statements of operations and comprehensive earnings in the period of change, which would include any impact on cumulative provisions, and in future periods.

Management’s estimate of taxes payable and related tax provision is based on professional judgment and interpretation of enacted tax laws and regulations. Such judgments and interpretations may be subject to challenge by taxation authorities.

Tax interpretations, regulations, and legislation in the various jurisdictions in which the Company operates are subject to change and interpretation. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse, and the Company’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in these jurisdictions and results of such audits may increase or decrease the Company’s tax liability. The determination of current and deferred tax amounts recognized in the consolidated financial statements was based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities, and management’s view of the most likely outcome.

Fair value measurement

Risk management contracts

The Company measures a portion of its financial instruments, specifically risk management contracts, at fair value on each reporting date. The fair value at each reporting date is subject to measurement uncertainty.

For the risk management contracts, external forward market curves and contracted volumes are used to determine the fair value. The fair values of the Company’s risk management contracts are derived from and affected by market pricing between maturity and period end dates.

Share-based compensation

At grant date, the Company determines the fair value of its share-based payments. The fair value is estimated using the Black-Scholes pricing model which requires various estimates, including: volatility, risk-free rate, share price, forfeitures, and expected life.

3. MATERIAL ACCOUNTING POLICIES

3.1 Inventory

Inventories are stated at the lower of cost or net realizable value. Costs comprise direct purchase and blending costs, costs of production, and other indirect costs and are determined using the weighted average cost method. The net realizable value is the estimated selling price in the ordinary course of business less costs to complete and sell.

3.2 Capitalization of Borrowing Costs

The Company secured, through GDMLP, limited recourse financing (the “Subsidiary Debt Facility”) to finance the construction of the dilbit pipeline lateral, storage tanks, and connections to existing third-party pipelines and terminal facility.

The dilbit pipeline lateral, storage tanks, and connections are considered qualifying assets eligible for the capitalization of borrowing costs. The construction of the dilbit pipeline lateral, storage tanks, and connections to existing third-party pipelines and storage tanks required a substantial period to get ready for its intended use by the Company. Additionally, financing would not have occurred if not for the dilbit pipeline project.

All eligible interest costs were capitalized through the drawdown period as described in consolidated financial statement notes 9 and 12.4.

3.3 Property, Plant, and Equipment (“PP&E”)

Recognition and measurement

PP&E is initially recognized at cost and represents all costs directly associated with the development of petroleum and natural gas reserves and pipeline infrastructure where the technical feasibility and commercial viability has been determined. Such costs include drilling costs of development wells; tangible costs of facilities and infrastructure construction; costs of optimization and enhanced recovery projects; proved property acquisition costs; asset decommissioning costs; and borrowing costs related to qualifying assets.

Initial costs of an asset also include construction costs, which are any costs directly attributable to bringing an asset into operation, the initial estimate of decommissioning obligations, if any, and, for qualifying assets, borrowing costs. The construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Expenditures on major maintenance repairs comprise the cost of replacement assets or parts of assets, inspection costs, and overhaul costs. Where an asset or part of an asset that was separately depreciated is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized and the carrying amount of the replaced asset is derecognized. Routine overhaul and repair and maintenance costs are charged to the consolidated statements of operations and comprehensive earnings when incurred.

PP&E assets are carried at cost less accumulated depletion, depreciation, and impairment. Gains and losses on disposals are determined by comparing disposal proceeds to the carrying amounts of assets sold and are recognized in the consolidated statements of operations and comprehensive earnings.

Depletion and depreciation

PP&E related to petroleum and natural gas properties, including substantially all related facilities, are depleted and depreciated using the unit-of-production method over proved and probable reserves before royalties, which is determined using forecast prices and costs. Estimated future costs to develop proved and probable reserves are included in costs subject to depletion. Costs of major development projects are excluded from depletion and depreciation until the asset is available for use. Facilities and equipment that have a useful life independent of the reserve life are amortized based on their expected useful life.

PP&E related to the corporate office include computers, office equipment, and other equipment. Computer and office equipment are depreciated using the declining balance method at 30% to 45% per annum; and other equipment, including vehicles, pumps, and trailers, are depreciated on a straight-line basis over the useful life.

Pipeline and Terminal and Pipeline Access costs are depreciated over the useful life of the asset using the straight-line depreciation method.

The estimated useful lives of PP&E are reviewed annually and, if necessary, changes are accounted for prospectively.

3.4 Impairment

Non-financial assets (PP&E)

At each period end, or as changing economic conditions require, the carrying amounts of the Company’s non-financial assets are assessed for impairment indicators. When impairment or impairment reversal indicators exist, an impairment test is completed. The carrying amounts of the non-financial assets are compared to the recoverable amount, which is the higher of FVLCD and VIU. For purposes of the impairment test, PP&E is grouped together into the smallest group of assets that generates largely independent cash inflows from other assets or CGUs.

VIU is determined by estimating the discounted future cash flows expected to be derived from the continuing use of the assets. In determining FVLCD, recent market transactions are considered, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses are recognized in the consolidated statements of operations and comprehensive earnings and reported as impairment.

Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. If the amount of the impairment loss decreases in a subsequent period and can be objectively related to an event occurring after the impairment was recognized, the impairment loss is reversed up to the original carrying amount of the asset that would have been determined, net of depletion, depreciation, and amortization, if no impairment loss had been recognized. Such reversal is recognized in the consolidated statements of operations and comprehensive earnings and reported as an impairment reversal.

3.5 Income taxes

Tax expense comprises current and deferred taxes. Income tax assets and liabilities are presented separately in the balance sheet except where there is a right of set-off within fiscal jurisdictions and an intention to settle such balances on a net basis.

Current tax expense is based on the results for the period and adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns where the applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred tax asset is realized, or the deferred tax liability is settled.

3.6 Provisions

Decommissioning obligations

A decommissioning obligation is estimated and recorded for the future abandonment and reclamation costs related to the Company’s operational activities. Future dismantling and restoration costs required to restore the land to its original condition relate to the Company’s petroleum and natural gas wells, surface equipment and facilities, and removal of equipment from leased acreage. The decommissioning obligation is estimated using the present value of management’s estimated expected future cash outflows discounted at a risk-free interest rate. Initially, the decommissioning obligation is capitalized as part of the carrying amount of the related PP&E. After the initial measurement, the liability is adjusted to reflect the passage of time and changes to the estimated timing, estimated cash flows, and discount rate. The effects of changes to the liability resulting from the changes in estimates are reflected on a prospective basis with a corresponding adjustment to the carrying amount of the related PP&E. Actual abandonment and reclamation expenditures are charged against the liability as incurred and obligations related to properties disposed are removed.

3.7 Leases

A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A recognized lease includes a right-of-use (“ROU”) asset and a lease liability on the balance sheet. The ROU asset is measured at the initial amount of the lease liability plus any initial direct costs incurred and an estimate of costs to dismantle and remove or restore the asset or the site on which the asset is located, less any lease payments made at or before the commencement date and any lease incentives received. ROU assets are subsequently measured at cost less accumulated amortization and impairment losses. The lease liability is measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

3.8 Foreign currency

Foreign currency transactions

Transactions denominated in foreign currencies are translated to the Company’s functional currency at the exchange rate in place at the transaction date. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate prevailing on the reporting date. Foreign exchange gains and losses resulting from the translation and settlement are recognized in the consolidated statements of operations and comprehensive earnings.

3.9 Finance charges

Finance charges comprise interest expense on the Term Loan; unwinding of the discount on decommissioning obligations and lease liabilities; bank charges; and any impairment losses recognized on financial assets.

3.10 Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	In the principal market for the asset or liability; or,

●	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

The Company measures the risk management contracts at fair value at each reporting date. For the purposes of impairment testing, FVLCD and VIU are considered to determine the recoverable amount of the Company’s non-financial assets. For share-based payments, the fair value is estimated at the grant date using the Black-Scholes pricing model.

All asset and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy:

●	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

●	Level 2 - Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable; or,

●	Level 3 - Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization at the end of each reporting period.

The Company assesses the fair value of recurring (risk management contracts) and non-recurring (impairment testing and share-based payments) transactions at each reporting date or as needed. When the fair value of a particular item is assessed, the major inputs included in the fair value assessment are reviewed for appropriateness.

The Company categorizes the risk management contracts as Level 2; whereas, the recoverable amount related to impairment is categorized as Level 3.

3.11 Financial instruments

Classification and measurement of financial assets

The initial classification is dependent on the Company’s objective for the financial asset and the contractual cash flow characteristics of the financial asset. A financial asset is classified as amortized cost if the asset is held with the objective to collect contractual cash flows that are solely payments of principal and interest on principal amounts outstanding. A financial asset is classified as fair value through other comprehensive income (“FVTOCI”) if the financial asset is held with the objective to both collect contractual cash flows and sell the financial asset. All other financial assets are classified as fair value through profit or loss (“FVTPL”).

At initial recognition, the Company measures a financial asset at its fair value. In the case of a financial asset not classified as FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset are included. Transaction costs related to the financial assets classified as FVTPL are recorded as an expense in the consolidated statements of operations and comprehensive earnings.

Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model. A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company recognizes loss allowances for Expected Credit Losses (“ECLs”) on its financial assets measured at amortized cost, which is equal to the expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are probability-weighted estimates of credit losses, which are measured as the present value of all cash shortfalls. ECLs are discounted at the effective interest rate of the related financial asset.

Classification and measurement of financial liabilities

Financial liabilities are measured at amortized cost or FVTPL. A financial liability is measured at FVTPL if it is considered held-for-trading, a derivative, or designated as FVTPL at initial recognition. For financial liabilities measured at FVTPL, any change in value resulting from a change in the Company’s credit risk is recorded through other comprehensive income or loss.

A financial liability is derecognized when the obligation is discharged, cancelled, or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially different, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are not material, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified, it is considered to be extinguished and a gain or loss is recognized in the consolidated statements of operations and comprehensive earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is remeasured based on the new cash flows and a gain or loss is recorded in the consolidated statements of operations and comprehensive earnings.

Derivative financial instruments

Derivative financial instruments are used to manage economic exposure to market risks related to commodity prices. When specific financial instruments are executed, the Company assesses whether the financial instrument used in a particular transaction is effective in offsetting changes in fair values or cash flows of the transaction. Risk management assets and liabilities are derivative financial instruments classified as FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded on the balance sheet as an asset or liability with fair value changes recognized in the consolidated statements of operations and comprehensive earnings as a gain or loss on risk management.

3.12 Revenue recognition

The Company generates revenue from the sale of diluted bitumen (“dilbit”), which represents the Company’s share of commodity sales, net of royalties. The Company’s commodity sales contracts represent a series of distinct transactions.

Revenue is recognized when control is transferred from the Company to the customer and collection is reasonably assured. Generally, the Company considers its performance obligations to be satisfied, and control is deemed to have transferred when the Company transfers title and physical possession of the commodity to the customer and the significant risks and rewards of ownership of the commodity to the customer.

The amount of revenue recognized is based on the consideration specified in the contract with the customer. The Company’s dilbit contracts include fixed- and variable-priced contractual components. For variable-priced contracts, the transaction price is based on the commodity index price, with adjustments for quality, location, or other factors, depending on the contract terms.

Payment is received on or about the 25th day of the month following delivery. The Company is not subject to arrangements whereby the period between the transfer of control and payment by the customer exceeds one year.

Revenue from the sale of dilbit is recognized at the fair value of the consideration received or receivable, after deducting royalties, when title passes to the customer and collection is reasonably assured. For sales, this generally occurs when the product is accepted by the customer or arrives at the delivery point. Where sales are executed downstream through a marketing or settlement agent, revenue is recognized at the point of downstream disposition when control transfers to the end customer.

The Company accounts for its fixed price physical delivery arrangements that are entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements, as executory contracts. As such, these contracts are not considered derivative financial instruments; thus, they have not been recorded on the consolidated statements of financial position. Settlements of these physical sales and purchase contracts are recognized in related revenues and expenses at the time of settlement.

3.13 Transportation costs associated with GDMLP

GDMLP owns all the Company’s midstream assets, including storage tanks, a lease automatic custody transfer (“LACT”) unit, and a pipeline lateral.

GDMLP funded the costs associated with the Terminal and Pipeline Access (refer to financial statement note 8).

The Company records a monthly transportation toll based on its actual monthly production and pays GDMLP a pre-defined per barrel amount. First, GDMLP uses the monthly toll to service the Subsidiary Debt Facility. Excess monthly cash flows are distributed to economic participants based on proportion of economic interests held.

As these costs are largely intercompany transactions, the transportation costs incurred by the Company and revenues received by GDMLP are eliminated upon consolidation.

3.14 Accounting pronouncements issued but not yet effective

IFRS 18 ‘Presentation and Disclosure in Financial Statements’ was issued in April 2024 by the IASB and replaces IAS 1 ‘Presentation of Financial Statements’.

The standard introduces a new approach to the disclosure of information related to the Company’s consolidated statement of operations and comprehensive earnings:

●	Defined structure - income and expenses must be classified into five defined categories with mandatory two new subtotals;

●	Management-defined performance measures - disclosure of management-defined performance measures in the notes to the financial statements; and

●	Grouping of information - enhanced requirements for grouping (aggregation and disaggregation) to improve the effectiveness of how information is communicated.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 and is required to be applied retrospectively. Early adoption is permitted.

The Company is currently assessing the extent of the impact of IFRS 18 on its consolidated financial statements.

4. Trade and accrued receivables

As at December 31, (Canadian dollars in thousands)	2025	2024
Trade receivables	$1,128	$2,661
Accrued revenue	58,550	57,327
	$59,678	$59,988

For the year ended December 31, 2025, $59.1 million (2024 - $59.4 million) of trade and accrued receivables were current (less than 30 days).

5. inventory

As at December 31, (Canadian dollars in thousands)	2025	2024
Diluted bitumen and diluent	$12,096	$14,115
Parts and supplies	4,837	4,805
	$16,933	$18,920

For the year ended December 31, 2025, the Company capitalized $0.4 million (2024 - capitalized $1.7 million) of depletion expense related to diluted bitumen inventory.

6. other assets

As at December 31, (Canadian dollars in thousands)	2025	2024
Prepayments	$4,364	$4,133
Deposits	172	172
	$4,536	$4,305

7. CONTINGENT PAYMENT OBLIGATION

On January 30, 2018, the Company completed a royalty disposition and received cash proceeds of $43.75 million (the “Royalty”).

Under the terms of the Royalty, the Company will pay Burgess Energy Holdings, L.L.C (“Burgess”) a sliding-scale royalty ranging from 0% to 15%.

The sliding scale royalty rate, with respect to a particular month, is as follows:

Producing Royalty Lands

If the Benchmark Reference Price (“BRP”) is:

●	<US$60, the sliding scale royalty rate is 0%;

●	US$60<BRP<US$140, the sliding scale royalty is equal to 2.50% + (0.156%*(BRP – $60)); or,

●	>US$140, the sliding scale royalty is 15%.

Non-Producing Royalty Lands

If the BRP is:

●	<US$70, the sliding scale royalty rate is 0%;

●	US$70<BRP<US$150, the sliding scale royalty is equal to 2.50% + (0.156%*(BRP – $70)); or,

●	>US$150, the sliding scale royalty is 15%.

The BRP is the sum of: (i) the monthly average daily settlement (US$/bbl) for prompt month NYMEX light sweet crude; and, (ii) the final price at which the prompt month future contract for the Canadian Heavy Crude Oil Index (US$/bbl) as quoted by the CME Group is settled for such applicable month.

Burgess retains the ability to receive the Royalty in cash or in-kind.

The Royalty does not contain any associated commitments for future development or projects.

For the year end December 31, 2025, the Company paid $1.0 million (2024 - $6.0 million) to Burgess in respect of the Royalty.

8. Terminal and Pipeline access

As part of the dilbit pipeline project, the Company funded the construction of certain connection assets. Connacher does not own any of the infrastructure at the terminal facility, nor the downstream pipeline network that it funded. As a result, the costs are not recognized in Connacher’s PP&E and are presented separately.

In Q4 2025, the Company received a $1.7 million reimbursement related to a final cost assessment, which reduced the carrying value.

For the year ended December 31, 2025, the Company’s terminal and pipeline access costs, net of amortization, totaled $14.2 million (2024 - $16.9 million).

9. PP&E

As at (Canadian dollars in thousands)	Petroleum and natural gas properties (“PNG”)	Corporate	Pipeline	Total
Cost
Balance, December 31, 2023	$1,732,568	$18,469	$14,634	$1,765,671
Net additions	156,773	922	60,963	218,658
Capitalized interest (note 12)	-	-	3,296	3,296
Derecognition and dispositions (note 20)	(4,843)	-	-	(4,843)
Decommissioning additions (note 13)	1,545	-	1,913	3,458
Change in decommissioning obligations (note 13)	(5,718)	-	77	(5,641)
Balance, December 31, 2024	$1,880,325	$19,391	$80,883	$1,980,599
Net additions	74,818	-	8,049	82,867
Derecognition and dispositions (note 20)	(6,728)	-	-	(6,728)
Decommissioning additions (note 13)	446	-	-	446
Change in decommissioning obligations (note 13)	(9,048)	-	(2,006)	(11,054)
Balance, December 31, 2025	$1,939,813	$19,391	$86,926	$2,046,130

	Petroleum and natural gas properties	Corporate	Pipeline	Total
Accumulated depletion, depreciation, and impairment
Balance, December 31, 2023	$1,209,196	$14,986	$-	$1,224,182
Depletion and depreciation	94,624	700	593	95,917
Derecognition and dispositions (note 20)	(4,259)	-	-	(4,259)
Balance, December 31, 2024	$1,299,561	$15,686	$593	$1,315,840
Depletion and depreciation	121,146	538	2,676	124,360
Derecognition and dispositions (note 20)	(5,575)	-	-	(5,575)
Balance, December 31, 2025	$1,415,132	$16,224	$3,269	$1,434,625

Carrying amount of PP&E
As at December 31, 2024	$580,764	$3,705	$80,290	$664,759
As at December 31, 2025	$524,681	$3,167	$83,657	$611,505

PP&E carrying costs of $527.8 million (2024 - $584.5 million) serve as collateral for the Credit Facility and Term Loan and pipeline carrying costs of $83.7 million (2024 - $80.3 million) serve as collateral for Subsidiary Debt Facility. Refer to consolidated financial statement note 12 for further discussion.

For the year ended December 31, 2025:

●	$0.4 million (2024 - $1.7 million) was capitalized as part of inventory; and,

●	Future development costs totaling $7.6 billion (2024 - $6.8 billion) were included in the depletion calculation for PP&E.

At each financial reporting date, the Company considers potential indicators of impairment or reversal or previous impairments.

At December 31, 2025 and 2024, no indicators of impairment or reversal of previous impairment were identified.

10. TRADE AND ACCRUED PAYABLES

As at December 31, (Canadian dollars in thousands)	2025	2024
Trade payables	$12,862	$37,176
Other accrued liabilities	49,581	34,962
	$62,443	$72,138

11. fair value measurements and risk management

The Company’s current financial instruments include cash and cash equivalents, trade and accrued receivables, trade and accrued payables, Credit Facility, Term Loan, Subsidiary Debt Facility, and risk management contracts.

11.1 Fair value of financial instruments

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimates cannot be determined with exact precision as they are subjective in nature and involve uncertainties and matters of judgment.

The following table shows the comparison of the carrying and fair values of the Company’s financial instruments by classification:

	December 31, 2025		December 31, 2024
As at (Canadian dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Amortized cost
Assets
Cash and cash equivalents (1)	$97,019	$97,019	$39,419	$39,419
Trade and accrued receivables (1)	59,678	59,678	59,988	59,988
Liabilities
Trade and accrued payables (1)	62,443	62,443	72,138	72,138
Term Loan (2)	54,860	54,860	57,620	57,620
Subsidiary Debt Facility (2)	46,733	46,733	48,097	48,097
Fair value through profit and loss
Assets
Risk management contracts (3)	5,111	5,111	-	-
Liabilities
Risk management contracts (3)	-	-	8,330	8,330

(1)	The fair values of cash and cash equivalents, trade and accrued receivables, trade and accrued payables approximate the carrying amounts due to the short-term maturity of the instruments
(2)	The fair values of long-term debt are based on market information, a Level 2 measurement. Amounts outstanding under the Term Loan are subject to floating rate-based interest rate; whereas, the Subsidiary Debt Facility is subject to a fixed interest rate
(3)	The fair values of risk management contracts were derived from observable market prices or indices, a Level 2 measurement

11.2 Risk exposures

The Company is exposed to various risks—including, but not limited to:

●	Credit risk - related to its trade and accrued receivables, risk management contracts, and cash and cash equivalents;

●	Liquidity risk - related to long-term debt and the fulfillment of its financial and contractual obligations; and,

●	Market risk - related to the volatility of commodity prices, foreign exchange rates, and interest rates. In certain instances, the Company may use derivative instruments to manage the Company’s exposure to these risks. Refer to ‘Commodity Price Risk’ below.

The Company employs risk management strategies and policies to help ensure that any exposure to risk is in compliance with the Company’s business objectives and risk tolerance levels; however, for any exposure, risk management strategies may not always be available or economical for the Company to implement. Risk management is ultimately established by the Company’s Board of Directors and is implemented and monitored by senior management.

Credit risk

Credit risk is the risk that the contracting entity will not fulfill its obligations under a contract when due. The Company generally extends unsecured credit to customers who maintain investment grade credit ratings from Moody’s or S&P Global Ratings; however, the collection of trade receivables may be affected by changes in economic or other conditions. The majority of the Company’s customers operate in oil and gas exploration and development, energy marketing or energy transportation industries. They may be exposed to long-term downturns in energy commodity prices, including the price for dilbit, or other events impacting these industries. Management believes the risk is mitigated by the size and creditworthiness of the companies to which credit is extended. The Company periodically assesses the financial strength of its customers and will adjust its marketing plan to mitigate credit risks as needed. The Company’s cash balances are held by creditworthy financial institutions. At times, the Company may purchase credit insurance for certain customers.

Historically, the Company has not experienced any material credit loss in the collection of trade receivables. The Company considers all amounts due over 90 days as past due. For 2025, the Company had $481 thousand (2024 - $481 thousand) amounts due over 90 days.

The maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2025 and 2024 is the carrying amount of these assets.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient funds to repay its debts and fulfill its financial obligations.

To manage this risk, the Company monitors expenditures against pre-approved budgets to control costs; regularly monitors its operating cash flow, working capital, and bank balances against its business plan; and maintains prudent insurance programs to minimize exposure to insurable losses. Additionally, the long-term nature of the Company’s debt repayment obligations is aligned with the long-term nature of its assets.

The Company forecasts cash requirements to ensure funding is available to settle financial liabilities when they become due. In the normal course of business, the Company accesses cash and cash flows from operations to pay current and long-term liabilities. Annual cash inflows from operations are collected based on the production of bitumen and fluctuate in response to production volumes and commodity prices.

The Company considers its expected cash flows related to financial assets, cash and cash equivalents, accounts receivable, Subsidiary Debt Facility, and the Term Loan in assessing and managing liquidity risk. The Company believes its existing cash resources and accounts receivable are sufficient to cover current cash outflow requirements.

The Company balances the operating, investing, and financing of cash through on-going operations of its business. The Company manages its cash to maintain an adequate ability to cover operational and business needs.

The following table displays the maturities of the Company’s non-derivative financial liabilities (which does not include operating and service and maintenance commitments; refer to consolidated financial statement note 24):

As at December 31, 2025 (Canadian dollars in thousands)	Total	Within 1 year	2-3 Years	> 3 years
Non-derivative financial liabilities:
Trade and accrued payables	$62,443	$62,443	$-	$-
Term Loan (1)	54,860	-	54,860	-
Subsidiary Debt Facility	46,733	1,494	3,540	41,699

(1)	Based on the exchange rate prevailing on December 31, 2025 (US$1 = $1.3715) as it relates to the face value of the Term Loan

Market risk and sensitivity analysis

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The objective of market risk management is to manage and control market price exposures within acceptable limits, while maximizing returns. Market risk is comprised of commodity price risk, interest rate risk, and foreign currency risk.

Commodity price risk

The Company is exposed to commodity price risk due to potential changes in the market prices of its bitumen or input costs, such as diluent or natural gas. The Company’s financial performance is significantly dependent on the prevailing crude oil benchmark pricing environment, which is impacted by numerous factors, including, but not limited to: global and regional supply of and demand for crude oil; global economic conditions; the actions of OPEC; the actions of the Government of Alberta; market access constraints and transportation; and public sentiment as it relates to non-renewable resources.

As a result, risk management contracts may be utilized to reduce exposure to price fluctuations associated with a portion of sales.

The following table summarizes the risk management contract amounts recorded in the consolidated statements of operations and comprehensive earnings:

As at December 31, (Canadian dollars in thousands)	2025	2024
Realized loss	$9,610	$21,445
Unrealized loss (gain)	(13,441)	5,645
Loss (gain) on risk management contracts	$(3,831)	$27,090

At December 31, 2025, the Company had entered into the following commodity financial hedges:

	Notional Volume	Weighted Average Price	Liability (Asset)
Term	(bbl/d);	(C$/bbl)	(C$ in thousands)
Dilbit:
Q1 2026:	Equivalent of 6,000 bbl/d of dilbit sales
WTI Swap	4,080	82.85	(1,656)
WCS Swap	6,000	(18.89)	383
C5+ Swap	(1,920)	0.38	76
Q2 2026:	Equivalent of 6,000 bbl/d of dilbit sales
WTI Swap	4,140	82.68	(1,816)
WCS Swap	6,000	(17.03)	(87)
C5+ Swap	(1,860)	(3.02)	(212)
Q3 2026:	Equivalent of 2,000 bbl/d of dilbit sales
WTI Swap	1,450	82.02	37
WCS Swap	2,000	(17.00)	(589)
C5+ Swap	(550)	(4.63)	7

WTI Swap	2,150	80.80	(637)
Q4 2026:
WTI Swap	2,075	80.01	(514)
Total - Current			$(5,008)

Subsequent to December 31, 2025, the Company entered into the following dilbit and natural gas financial hedges:

	Notional Volume	Weighted Average Price
Term	(bbl/d); (GJ/d)	(C$/bbl);(C$/GJ)
Dilbit:
June 2026:	Equivalent of 2,000 bbl/d of dilbit sales
WTI Swap	1, 380	$94.50
WCS Swap	2,000	(17.25)
C5+ Swap	(620)	(3.80)
Q3 2026:	Equivalent of 2,000 bbl/d of dilbit sales
WTI Swap	1,450	86.96
WCS Swap	2,000	(18.08)
C5+ Swap	(550)	(4.20)
Q4 2026:	Equivalent of 8,000 bbl/d of dilbit sales
WTI Swap	3,400	81.62
WCS Swap	8,000	(18.58)
C5+ Swap	(2,520)	(1.00)

Natural gas:
March - December 2026	5,000	2.00

In addition, after December 31, 2025, the Company amended May 2026 financial hedges relating to 4,140 bbl/d of WTI and 4,140 bbl/d of WCS differentials to permit physical settlement under a fixed-price contract at an equivalent price of $65.65/bbl.

At December 31, 2025, the Company had entered into the following foreign exchange financial hedges:

	Notional Amount		Average Foreign Exchange Rate	Liability (Asset)
Term	(US$ in thousands)		(C$:US$)	(C$ in thousands)
Q1 2026:	US$	17,780	1.3458-1.3919	$(60)
Q2 2026:	US$	18,550	1.3411-1.3865	(43)
Total - Current				$(103)

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currency on its financial instruments, primarily due to the US dollar-denominated Term Loan. The effect on the Company’s financial instruments of a $0.01 change in the US-to-Canadian dollar exchange rate would have resulted in a $0.4 million (2024 - $0.4 million) change in unrealized foreign exchange gain/loss at December 31, 2025.

Interest rate risk

Interest rate risk refers to the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk on its Credit Facility and Term Loan. The effect of a 1% interest rate change to the Company’s Term Loan would have resulted in a change in interest expense at December 31, 2025 to $0.5 million (2024 - $0.5 million).

12. DEBT

12.1 Revolving Credit Facility

In Q4 2025, the Company closed a $50 million revolving reserved-based credit facility (the “Credit Facility”). The Credit Facility is subject to semi-annual borrowing base reviews on April 30th and October 31st. The borrowing base determination reflects the lender’s evaluation of the Company’s petroleum and natural gas reserves and commodity price outlook at the time of review.

The revolving period ends on December 21, 2026, which may be extended for a period that shall not exceed one year. The borrower may request an extension to the revolving period not more than 90 days and not less than 60 days prior to the last day of the then-current revolving period.

The Credit Facility is secured by a first-priority security interest on all present and after-acquired property of the Company and is senior in priority to the Term Loan. The Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets.

Amounts borrowed under the Credit Facility are subject to an applicable Canadian Prime Rate, U.S. Base Rate, Secured Overnight Financing Rate (“SOFR”), or Canadian Overnight Repo Rate Average (“CORRA”), plus an applicable margin. The Company is subject to an applicable standby fee on undrawn portions of the Credit Facility.

As at December 31, 2025, the Company is in compliance with all covenants and did not have any funds drawn.

12.2 Letter of Credit Facilities

The Company maintains two letter of credit facilities totaling $10 million:

●	$6.5 million related to a letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis and letters of credit issued incur an issuance and performance guarantee fee of 3.2%; and,

●	$3.5 million secured letter of credit facility (the “Secured Letter of Credit Facility”) with a Canadian bank that is cash collateralized. The Secured Letter of Credit Facility is available on a demand basis and letters of credit issued bear interest at 0.85%.

At December 31, 2025, the Company had drawn $9.1 million (2024 - $7.0 million) on the letter of credit facilities.

The Credit Facility provides the ability to issue letters of credit; as a result, the Secured Letter of Credit Facility will be cancelled.

12.3 Term Loan

As part of the 2019 CCAA Plan, the Company exchanged a portion of First Lien Debt for the Term Loan with an aggregate principal amount of US$41.8 million.

In Q2 2023, the Term Loan was amended to replace the LIBOR interest rate with Term SOFR plus 15 bps (“Adjusted Term SOFR Rate”). The Term Loan bears interest as selected by the Company, at the alternative base rate (“ABR” and “ABR Loans”) or benchmark rate (“Benchmark Rate”) or “Benchmark Rate Term Loan”), plus an applicable margin as follows:

●	ABR Loans - ABR plus 8.50% per annum; and,

●	Benchmark Rate Term Loans - Adjusted Term SOFR Rate (floor of 2.00%) plus 9.50% per annum.

In 2025, the effective interest rate was 13.9% (2024 - 14.8%).

In Q3 2023, the Company amended the Term Loan. As part of the amendment, the Term Loan was upsized to US$40 million. Additionally, the maturity date was extended to July 31, 2028 and the requirement for quarterly amortization payments was eliminated. Most covenants, including the referenced coverage ratio described below, were unchanged. After the Credit Facility, the Term Loan maintains senior security interests in most assets of the Company.

The Term Loan is subject to the following covenant:

The ratio of (a) the discounted present value of projected future cash flows, discounted at 10% (“PV-10 Value”) of the Borrower and the Subsidiaries’ Proved Reserves as reflected in the most recently delivered Reserve Report at the time of determination to (b) total Senior Indebtedness of the Borrower and the Subsidiaries on such date, must not be lower than 2.50 to 1.

At December 31, 2025 and 2024, the Company was in compliance with the covenant.

12.4 Subsidiary Debt Facility

In Q3 2023, GDMLP secured the Subsidiary Debt Facility to fund the dilbit pipeline project.

The Subsidiary Debt Facility consists of two phases: drawdown and repayment.

During the drawdown phase, interest on all funding drawdowns was capitalized. The loan balance accrued interest at 11.25%. In 2024, $3.3 million of eligible interest costs were capitalized as discussed in consolidated financial statement note 9.

Upon completion of the pipeline project, the repayment phase commenced, and no additional funds were available.

The Subsidiary Debt Facility is secured on a senior basis against GDMLP’s assets only.

An affiliate of the Subsidiary Debt Facility lender holds 100% of the Class B Preferred units of GDMLP, which entitles the holder to a 20% economic interest in the excess cash flows of GDMLP for 18 years.

The repayment phase includes:

●	Payment by Connacher to GDMLP of the monthly toll, which is used to fund operating costs and service the Subsidiary Debt Facility;

●	The loan balance being amortized over 15 years at 11.25%; and,

●	Any cash remaining at the end of each month being distributed 80% to Connacher and 20% to an affiliate of the lender.

The interest payments, as well as the 20% excess cash flow paid to the affiliate, are treated as transportation expense. In addition, the principal payments reduce the Subsidiary Debt Facility balance.

The Subsidiary Debt Facility is not prepayable, subject to certain exceptions.

At December 31, 2025, $46.7 million (2024 - $48.1 million) reflected drawn amounts, plus accrued interest, less amounts repaid, with $1.5 million (2024 - $1.3 million) classified as a short-term liability.

13. DECOMMISSIONING OBLIGATIONS

The following table summarizes the details of decommissioning obligations:

As at December 31, (Canadian dollars in thousands)	2025	2024
Balance, beginning of year	$66,772	$67,588
Additions	446	3,458
Change in estimates	(11,055)	(5,641)
Unwinding of discount	2,174	2,233
Decommissioning obligations settled	(1,151)	(866)
Balance, end of year	$57,186	$66,772

The Company recorded a decrease in decommissioning obligations of $11.1 million (2024 - decrease of $5.6 million) related to changes in estimates of cash flows; timing to abandon and reclaim petroleum and natural gas properties and pipeline infrastructure; and interest rates.

At December 31, 2025, the estimated total undiscounted amount, at current cost, required to settle the decommissioning obligations was $87.1 million (2024 - $100.3 million). The payments are expected to be made over the next 50 years (2024 - 50 years). The amounts have been inflated at an inflation rate of 2.00 percent (2024 - 2.00 percent) and discounted using a risk-free interest rate of 3.85 percent (2024 - 3.23 percent).

14. INCOME TAXES

Income tax recovery (provision) recorded in the consolidated statements of operations and comprehensive earnings:

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Current tax recovery	$-	$-
Deferred tax recovery	-	-
Income tax recovery	$-	$-

The reconciliation of the expected tax expense calculated by applying the combined Federal and Provincial corporate income tax rates to the tax provision for the year is a result of the following items:

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Income before income taxes	$48,850	$44,266
Applicable tax rate	23.0%	23.0%
Expected income tax expense	11,236	10,181
Adjustment for true-up to tax return filing	(12,742)	4,092
Non-deductible expenses	307	396
Change in unrecognized deferred tax assets	1,199	(14,669)
Total income tax expense (recovery)	$-	$-

The following is the analysis of deferred tax liabilities and assets:

	2025			2024
As at December 31, (Canadian dollars in thousands)	Opening balance	Recognized in net earnings (loss)	Closing balance	Opening balance	Recognized in net earnings	Closing Balance
Deferred income tax liability
PP&E	$29,150	$4,688	$33,838	$29,177	$(27)	$29,150
Foreign exchange on Term Loan	-	1,176	1,176	19	(19)	-
	29,150	5,864	35,014	29,196	(46)	29,150

Deferred income tax asset
Decommissioning obligations	15,357	(2,204)	13,153	15,545	(188)	15,357
Capital lease obligation	52	(52)	-	128	(76)	52
Share issue cost	-	-	-	29	(29)	-
Foreign exchange on Term Loan	1,085	(635)	450	-	1,085	1,085
Losses carried forward	12,656	8,755	21,411	13,494	(838)	12,656
	29,150	5,864	35,014	29,196	(46)	29,150
Net deferred income tax liability	$-	$-	$-	$-	$-	$-

The following provides the details of federal unrecognized deductible temporary differences; unused losses; and unused tax credits for which no deferred tax asset has been recognized:

As at December 31, (Canadian dollars in thousands)	2025	2024
Non-capital losses	$556,724	$556,061
Capital losses	73	73
Restricted interest and finance expense	4,533	-

The unrecognized non-capital losses expire between 2027 and 2040. The remaining tax pools do not have a set expiration date.

The following table provides the federal income tax pools:

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Resource pools	$255,004	$293,298
Undepreciated capital cost	364,921	405,218
Non-capital loss	508,485	460,755
Capital loss	73	73
Restricted interest and financing expense	4,533	-
Total federal tax pools	$1,133,016	$1,159,344

The Company regularly reviews the potential for adverse outcomes in respect of tax matters and believes it has adequate provisions for these tax matters. Tax provisions are adjusted, positively or negatively, for changes in estimates and assessments by tax authorities in the period in which they are more likely than not to have an impact on the financial results. The Company does not believe that the outcome of potential adverse tax matters will have a material adverse effect on the consolidated financial position of the Company.

15. SHARE CAPITAL

15.1 Issued and outstanding common share capital

	2025		2024
As at December 31,	Number	Canadian dollars in thousands	Number	Canadian dollars in thousands
Balance, beginning of year	10,257,651	$1,242,395	9,999,989	$1,239,817
Cash received and shares issued upon option exercise	-	-	197,662	1,342
Transfer from contributed surplus - stock options exercised	-	-	-	209
Shares issued from treasury	40,000	1,146	60,000	1,027
Share repurchase	(332,071)	(14,680)	-	-
Balance, end of year	9,965,580	$1,228,861	10,257,651	$1,242,395
Weighted average common shares outstanding
Basic	10,245,236		10,169,325
Diluted	10,810,698		10,616,243

15.2 Special Distribution

Subsequent to December 31, 2025, the Company issued a special distribution of $6.00 per Class A common share (the “Distribution”), which totaled $62.1 million, via a return of capital and eligible dividend, as elected by shareholders. Prior to the Distribution, a total of 377,543 options were exercised.

16. STOCK OPTION PLAN

In 2020, the Company implemented a stock option plan, as amended, restated, supplemented or otherwise modified from time-to-time (the “Plan”), pursuant to which options to purchase Class A common shares of the Company may be granted to eligible directors, officers, employees, and consultants. Under the Plan, a maximum of 1,111,110 Class A common shares are reserved for issuance from treasury. The options have a term of 10 years to maturity and are subject to time-based vesting.

16.1 Plan

The fair value of options of prior grants was estimated using the Black-Scholes valuation model with the following range of assumptions:

Fair value	$1.06 - $25.31
Exercise price	US$5.00-U$35.00
Expected volatility	72% - 76%
Expected divided yield	-
Expected forfeiture	-
Risk-free rate	0.55% - 3.85%
Expected stock option life	10 years

The following table shows the changes in stock options and the related weighted average exercise prices:

	2025			2024
For the year ended December 31,	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	767,456	US$	14.07	1,055,770	US$9.02
Granted	10,000	US$	40.00	125,000	US$30.00
Cancelled/forfeited	-		-	(215,652)	US$6.89
Exercised	-		-	(197,662)	US$5.00
Outstanding, end of year	777,456	US$	14.40	767,456	US$14.07
Exercisable, end of year	565,462	US$	9.56	446,918	US$7.65

At December 31, 2025, $1.3 million (2024 - $1.7 million) was recorded in the consolidated statements of operations and comprehensive earnings as share-based compensation expense.

Subsequent to December 31, 2025, 377,543 options were exercised and 180,407 options were surrendered. The options were exercised and surrendered for aggregate consideration of $5.3 million and $6.3 million, respectively.

17. REVENUE

The Company generates revenue from contracts with customers through the transfer of dilbit at a point-in-time.

The following table summarizes revenue, net of royalties, recorded in the consolidated statements of operations and comprehensive earnings:

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Revenue	$737,470	$495,915
Royalties	(54,359)	(29,769)
Revenue, net of royalties	683,111	466,146
Interest	1,396	2,603
Revenue	$684,507	$468,749

At December 31, 2025, $58.6 million (2024 - $57.3 million) was accrued revenue receivables.

In 2024, one of the Company’s producing projects, Pod One, reached post-payout status under Alberta’s Oil Sands Framework.

18. FINANCE CHARGES

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Interest on Term Loan	$7,867	$8,294
Bank charges and other fees	643	363
Unwinding of discount on decommissioning obligations (note 13) and Term Loan (note 12)	2,225	2,302
Total finance charges	$10,735	$10,959

19. FOREIGN EXCHANGE LOSS (GAIN)

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Unrealized foreign exchange loss (gain) on translation of:
US dollar denominated long-term debt	$(2,412)	$4,800
Foreign currency denominated cash balances	180	(322)
Other foreign currency denominated monetary items	(371)	20
Unrealized foreign exchange loss (gain)	(2,603)	4,498
Realized foreign exchange loss	(82)	93
Net foreign exchange loss (gain)	$(2,685)	$4,591

20. LOSS ON DISPOSITION AND DERECOGNITION OF ASSETS

The following table shows the loss (gain) on derecognition and disposition of assets:

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Loss on derecognition of PP&E	$1,152	$584
Loss on disposition and derecognition of assets	$1,152	$584

Loss on derecognition of PP&E include downhole pumps which were derecognized for nil proceeds. At the time of derecognition, the remaining net book values of $1.2 million (2024 - $584 thousand) associated with the downhole pumps were expensed.

21. CAPITAL MANAGEMENT

In managing capital, the Company seeks to safeguard its liquidity while continuing to maintain and pursue the development of its in-situ oil sands properties.

The Company will continue to actively monitor its working capital balances and available liquidity including Credit Facility usage and will deploy capital prudently to optimize its liquidity position.

At December 31, 2025 and 2024, the Company believed its capital resources, cash flow management, and working capital balances are sufficient to meet its current and future obligations.

22. CASH FLOW INFORMATION

Changes in non-cash working capital

As at December 31, (Canadian dollars in thousands)	2025	2024
Trade and accrued receivables	$298	$(25,365)
Inventory	2,370	(9,766)
Other assets	(238)	2,404
Trade and accrued payables	(9,679)	20,529
Total	$(7,249)	$(12,198)
Relating to:
Operations	$953	$(22,380)
Investing	(8,202)	10,182
Total	$(7,249)	$(12,198)

23. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

Key management personnel include directors and executive officers of the Company. The compensation paid or payable to key management for services is shown below:

For the year ended December 31, (Canadian dollars in thousands)	2025	2024
Short-term employee benefits, including salaries	$3,244	$3,096
Post-employment benefits	189	178
Other long-term benefits	24	12
Termination benefits	541	2,459
Total	$3,998	$5,745

The options held by key management personnel under the Plan are included below:

As at December 31,	2025		2024
Options:
Number of options		508,036		701,108
Weighted average exercise price ($ per share)	US$	13.08	US$	13.08
Weighted average remaining life (years)		5.2		6.1

The Company has management contracts with executive officers that require the Company to pay a lump sum amount in case of loss of employment under certain circumstances as prescribed in the contracts.

At December 31, 2025, $nil (2024 - $0.9 million) was recorded in trade and accrued payable related to the termination of an executive officer.

24. CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENCIES

At December 31, 2025, the Company is subject to the following commitments:

As at (Canadian dollars in thousands)	2026	2027	2028	2029	2030	> 2031	Total
Service and Maintenance (1)	$812	$812	$812	$812	$812	$4,177	$8,237
Transportation agreements	56,809	66,760	73,610	74,150	74,876	242,215	588,420
Subsidiary Debt Facility - interest (2)	5,182	5,005	4,807	4,586	4,338	21,698	45,616
Subsidiary Debt Facility - principal (3)	1,494	1,671	1,869	2,091	2,338	37,270	46,733
Term Loan - interest (4)	7,516	7,516	4,384	-	-	-	19,416
Term Loan - principal (4)	-	-	60,346	-	-	-	60,346
Total commitments	$71,813	$81,764	$145,828	$81,639	$82,364	$305,360	$768,768

(1)	Service and maintenance commitments pertain to the Company’s facilities and equipment and do not meet the definition of a lease as defined by IFRS 16
(2)	Interest is recorded as a transportation expense in the consolidated financial statements or operation and comprehensive earnings (loss)
(3)	Debt service costs reflect a production-based toll. In the event of any long-term production disruption(s), the repayment horizon would be extended
(4)	Amounts relate to the Term Loan and reflect: fixed FX rate of C$1.3715 and fixed interest rate of 13.7%

Transportation agreements

As part of its dilbit pipeline project, the Company entered into multiple agreements with various midstream counterparties. Beginning January 1, 2025, the Company was subject to minimum volume commitments of 31,000 bbl/d. The commitments increase to 35,000 bbl/d on August 31, 2026. In addition, the Company is expected to pay fixed monthly charges. Connacher has the option to extend the terms of these agreements beyond their initial term expiry of January 31, 2032.

Similarly, the Company is subject to diluent transportation take-or-pay commitments, which include: fixed handling/toll obligations and multiple volume step-up commitments. Initially, the Company was subject to minimum volume commitments of 6,500 bbl/d. The commitments increased to 8,000 bbl/d on October 1, 2025. Effective November 1, 2025, the Company was subject to minimum volume commitments of 10,000 bbl/d.

Beginning April 1, 2025, the Company was subject to an additional material transportation arrangement, which included volume commitments of 10,000 bbl/d of dilbit and customary toll obligations extending to 2032. Furthermore, beginning in July 2027 and subject to the satisfaction of certain conditions, the Company will be subject to another material transportation arrangement, which includes volume commitments of 7,692 bbl/d of dilbit and customary toll obligations extending to 2042.

Subsidiary Debt Facility:

As outlined in consolidated financial statement note 12.4, the Subsidiary Debt Facility is subject to a repayment phase which commenced upon completion of the dilbit pipeline project. The loan balance is being amortized over 15 years. Debt service costs reflect a production-based toll. In the event of any long-term production disruption(s), the repayment horizon would be extended.

Carbon credits

In order to reduce its annual carbon tax costs under the Alberta Technology Innovation and Emissions Reduction Regulation (“TIER”) framework, Connacher has purchased verified carbon credits (“VCCs”). Each VCC purchased represents one tonne of CO2 equivalent emissions. In 2025, Connacher took delivery of 65,000 VCCs at a cost of $4.1 million. Of the 65,000 VCCs purchased, 28,953 VCCs were used to satisfy TIER compliance obligations for 2024 payable in 2025.

Contingencies

The Company is currently, and from time-to-time, involved in various employment and other legal proceedings. No liability has been recorded in the consolidated statements of financial position for the year ended December 31, 2025 (December 31, 2024 - $nil) as the result of these actions is not known and is expected to be immaterial.

CONNACHER OIL AND GAS LIMITED

interim consolidated statements of financial position

unaudited

As at (Canadian dollars in thousands)	Notes	March 31, 2026	December 31, 2025
ASSETS			Audited
CURRENT ASSETS
Cash and cash equivalents		$46,734	$97,019
Trade and accrued receivables		76,216	59,678
Inventory		17,640	16,933
Other assets		3,864	4,536
Risk management contracts		-	5,111
		144,454	183,277

NON-CURRENT ASSETS
Terminal and pipeline access	3	13,987	14,212
Property, plant, and equipment (“PP&E”)	4	614,017	611,505
TOTAL ASSETS		$772,458	$808,994

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade and accrued payables		$82,847	$62,443
Risk management contracts	5	39,160	-
Subsidiary Debt Facility	6	1,536	1,494
		123,543	63,937

NON-CURRENT LIABILITIES
Term Loan	6	55,824	54,860
Subsidiary Debt Facility	6	44,839	45,239
Decommissioning obligations	7	57,941	57,186
TOTAL LIABILITIES		282,147	221,222

SHAREHOLDERS’ EQUITY
Share capital	8	1,196,382	1,228,861
Contributed surplus		39,224	47,338
Deficit		(745,295)	(688,427)
TOTAL SHAREHOLDERS’ EQUITY		490,311	587,772
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$772,458	$808,994

Contractual obligations, commitments, and contingencies (note 14)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board:

Signed,	Signed,

“Perry Schuldhaus”	“Joe-Victor Shammas”

Director	Director

CONNACHER OIL AND GAS LIMITED

interim Consolidated Statements of Operations and Comprehensive earnings (loss)

Unaudited

For the three months ended March 31, (Canadian dollars in thousands)	Notes	2026	2025
INCOME
Revenue, net of royalties	10	$187,518	$163,029
Interest and other income	10	846	296
		188,364	163,325

EXPENSES AND OTHER INCOME
Diluent costs		83,863	79,762
Operating		26,444	26,398
Transportation and handling		19,174	7,598
General and administrative		5,366	5,944
Share-based compensation	9	292	458
Depletion, depreciation, and amortization	4	34,468	24,556
Foreign exchange (gain) loss		1,079	(124)
Finance charges	11	2,401	2,583
Loss on disposition and derecognition of PP&E	4	98	728
Loss (gain) on risk management contracts	5	50,070	(730)
		223,255	147,173

TOTAL COMPREHENSIVE EARNINGS (LOSS)		$(34,891)	$16,152

NET EARNINGS (LOSS) PER SHARE	8.2
Basic		$(3.40)	$1.57
Diluted		$(3.40)	$1.50

The accompanying notes are an integral part of the interim consolidated financial statements.

CONNACHER OIL AND GAS LIMITED

interim consolidated Statements of Changes in Shareholders’ EQUITY

Unaudited

For the three months ended March 31, (Canadian dollars in thousands)	Notes	2026	2025
SHARE CAPITAL
Balance, beginning of period		$1,228,861	$1,242,395
Cash received on shares issued upon exercise of stock options	8, 9	5,525	-
Transfer from contributed surplus - stock options exercised	8, 9	2,078	-
Shares issued from treasury		-	1,146
Return of capital	8	(40,082)	-
Balance, end of period		1,196,382	1,243,541

CONTRIBUTED SURPLUS
Balance, beginning of period		47,338	46,014
Share-based compensation	9	292	458
Stock options surrendered	8, 9	(6,328)	-
Transfer to share capital - stock options exercised	8, 9	(2,078)	-
Balance, end of period		39,224	46,472

DEFICIT
Balance, beginning of period		(688,427)	(737,277)
Net earnings (loss)		(34,891)	16,152
Eligible dividend	8	(21,977)	-
Balance, end of period		(745,295)	(721,125)

Total shareholders’ equity		$490,311	$568,888

The accompanying notes are an integral part of the interim consolidated financial statements.

CONNACHER OIL AND GAS LIMITED

interim consolidated STATEMENTS OF CASH FLOWs

unaudited

For the three months ended March 31, (Canadian dollars in thousands)	Notes	2026	2025
OPERATING
Earnings (loss) from operations		$(34,891)	$16,152
Adjustments for:
Depletion, depreciation and amortization	4	34,468	24,556
Share-based compensation	9	292	458
Finance charges - non-cash portion	11	549	549
Interest expense on Term Loan	11	1,837	2,007
Unrealized foreign exchange loss (gain)		953	(136)
Unrealized loss (gain) on risk management contracts	5	44,271	(5,866)
Loss on disposition and derecognition of PP&E	4	98	728
Decommissioning obligations settled	7	(481)	(310)
Changes in non-cash working capital	13	(3,096)	804
Cash flow from operating activities		44,000	38,942

INVESTING
Expenditures on PP&E	4	(35,617)	(37,658)
Changes in non-cash working capital	13	6,378	(6,815)
Cash flow used in investing activities		(29,239)	(44,473)

FINANCING
Interest paid on Term Loan	6	(1,859)	(2,009)
Distribution - return of capital	8	(40,082)	-
Distribution - eligible dividend	8	(21,977)	-
Subsidiary Debt Facility payments	6	(358)	(319)
Payments on lease obligations		-	(60)
Stock options exercised	8, 9	5,525	-
Stock options surrendered	9	(6,328)	-
Shares issued from treasury		-	1,146
Cash flow (used in) financing activities		(65,079)	(1,242)
		(50,318)	(6,773)
Foreign exchange gain on cash balances held in foreign currency		33	14
Cash and cash equivalents, beginning of period		97,019	39,419
Cash and cash equivalents, end of period		$46,734	$32,660

The accompanying notes are an integral part of the interim consolidated financial statements.

Connacher oil and gas limited

Notes to the interim consolidated Financial Statements

FOR THE three months ended march 31, 2026 and 2025

(AMOUNTS EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, UnlESS OTHERWISE NOTED and excluding share amounts)

1. NATURE OF OPERATIONS

Connacher Oil and Gas Limited and its subsidiaries (“Connacher” or the “Company”) is an in situ oil sands developer, producer, and marketer of bitumen.

The Company was formed on September 30, 2019 through the amalgamation of Connacher Oil and Gas Limited and its wholly owned subsidiary, 11403389 Canada Inc.

In Q3 2023, wholly owned subsidiaries—Great Divide Midstream GP Inc. (“GDMGP”) and Great Divide Midstream Limited Partnership (“GDMLP”)—were formed to own and operate certain of the Company’s current and future dilbit pipeline and other assets.

Connacher owns a 100% equity interest in GDMGP.

Connacher ownership in GDMLP consists of: an indirect ownership of 100% of the Class A Common units via GDMGP and direct ownership of 100% of the Class C LP units. An affiliate of the lender in the Subsidiary Debt Facility (refer to interim consolidated financial statement notes 3 and 6.4 for further discussion) holds 100% of the Class B Preferred units of GDMLP, which entitle the holder to a 20% economic interest in the excess cash flows of GDMLP for 18 years.

The address of the Company’s principal office is Suite 3100, 333 7th Avenue SW, T2P 2Z1, Calgary, Alberta

2. BASIS OF PREPARATION

2.1 Statement of compliance

The condensed interim consolidated financial statements (the “Interim Consolidated Financial Statements”) have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Certain information and disclosures normally required to be included in the notes to the Interim Consolidated Financial Statements have been condensed or omitted. Accordingly, the Interim Consolidated Financial Statements should be read in conjunction with the consolidated financial statements for the year-ended December 31, 2025, which were prepared in accordance with IFRS.

The Interim Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors on May 13, 2026.

2.2 Basis of measurement

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, except for risk management contracts and share-based payments. Initially, risk management contracts and share-based payments are measured at fair value. Subsequent remeasurement of risk management contracts at fair value is completed at period-end.

2.3 Functional and presentation currency

The Interim Consolidated Financial Statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

2.4 Basis of Consolidation

The Interim Consolidated Financial Statements include the accounts of Connacher, GDMLP, and GDMGP.

2.5 Use of judgments and assumptions

The timely preparation of the Interim Consolidated Financial Statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the reporting period. The judgments, estimates, and assumptions are based on current data and relevant information available to the Company at the time of the Interim Consolidated Financial Statements preparation. Accordingly, actual reported amounts may differ from estimated amounts as future confirming events occur.

3. Terminal and Pipeline access

As part of the dilbit pipeline project, the Company funded the construction of certain connection assets. Connacher does not own any of the infrastructure at the terminal facility, nor the downstream pipeline network that it funded. As a result, the costs are not recognized in Connacher’s PP&E and are presented separately.

As at (Canadian dollars in thousands)	Notes	March 31, 2026
Balance, December 31, 2025		$14,212
Amortization		(225)
Balance, March 31, 2026		$13,987

4. PP&E

As at (Canadian dollars in thousands)	Petroleum and natural gas properties (“PNG”)	Corporate	Pipeline	Total
Cost
Balance, December 31, 2025	$1,939,813	$19,391	$86,926	$2,046,130
Additions	35,541	-	76	35,617
Derecognition and dispositions	(1,552)	-	-	(1,552)
Decommissioning additions (note 7)	846	-	-	846
Change in decommissioning obligations (note 7)	(159)	-	-	(159)
Balance, March 31, 2026	$1,974,489	$19,391	$87,002	$2,080,882

	Petroleum and natural gas properties	Corporate	Pipeline	Total
Accumulated depletion, depreciation, and impairment
Balance, December 31, 2025	$1,415,132	$16,224	$3,269	$1,434,625
Depletion and depreciation	32,907	62	725	33,694
Derecognition and dispositions	(1,454)	-	-	(1,454)
Balance, March 31, 2026	$1,446,585	$16,286	$3,994	$1,466,865

Carrying amount of PP&E
As at December 31, 2025	$524,681	$3,167	$83,657	$611,505
As at March 31, 2026	$527,904	$3,105	$83,008	$614,017

PP&E carrying costs of $531.0 million (December 31, 2025 - $527.8 million) serve as collateral for the Credit Facility and Term Loan.

Pipeline carrying costs of $81.1 million (December 31, 2025 - $83.7 million) serve as collateral for Subsidiary Debt Facility. Refer to interim consolidated financial statement note 6 for further discussion.

For the three months ended March 31, 2026:

●	$549 thousand (Q1 2025 - $356 thousand) was expensed as part of inventory; and,

●	Future development costs totaling $7.5 billion (Q1 2025 - $6.8 billion) were included in the depletion calculation for PP&E.

At each financial reporting date, the Company considers potential indicators of impairment or reversal or previous impairments.

At March 31, 2026 and December 31, 2025, no indicators of impairment or reversal of previous impairment were identified.

5. fair value measurements and risk management

The Company’s current financial instruments include cash and cash equivalents, trade and accrued receivables, trade and accrued payables, Credit Facility, Term Loan, Subsidiary Debt Facility, and risk management contracts.

5.1 Fair value of financial instruments

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. The estimates cannot be determined with exact precision as they are subjective in nature and involve uncertainties and matters of judgment.

The following table shows the comparison of the carrying and fair values of the Company’s financial instruments by classification:

	March 31, 2026		December 31, 2025
As at (Canadian dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Amortized cost
Assets
Cash and cash equivalents (1)	$46,734	$46,734	$97,019	$97,019
Trade and accrued receivables (1)	76,216	76,216	59,678	59,678
Liabilities
Trade and accrued payables (1)	82,847	82,847	62,443	62,443
Term Loan (2)	55,824	55,824	54,860	54,860
Subsidiary Debt Facility (2)	46,375	46,375	46,733	46,733
Fair value through profit and loss
Assets
Risk management contracts (3)	-	-	5,111	5,111
Liabilities
Risk management contracts (3)	39,160	39,160	-	-

(1)	The fair values of cash and cash equivalents, trade and accrued receivables, trade and accrued payables approximate the carrying amounts due to the short-term maturity of the instruments

(2)	The fair values of long-term debt are based on market information, a Level 2 measurement. Amounts outstanding under the Term Loan are subject to floating rate-based interest rate; whereas, the Subsidiary Debt Facility is subject to a fixed interest rate

(3)	The fair values of risk management contracts were derived from observable market prices or indices, a Level 2 measurement

5.2 Risk management contracts

The following table summarizes the risk management contract amounts recorded in the interim consolidated statements of operations and comprehensive earnings (loss):

Three months ended March 31, (Canadian dollars in thousands)	2026	2025
Realized loss	$5,799	$5,136
Unrealized loss (gain)	44,271	(5,866)
Loss (gain) on risk management contracts	$50,070	$(730)

At March 31, 2026, the Company had entered into the following commodity financial hedges:

	Notional Volume	Weighted Average Price	Liability (Asset)
Term	(bbl/d); (GJ/d)	(C$/bbl); (C$/GJ)	(C$ in thousands)
Dilbit:
Q2 2026:	Equivalent of 6,000 bbl/d of dilbit sales
WTI Swap	4,140	$82.68	$16,754
WCS Swap	6,000	(17.03)	706
C5+ Swap	(1,860)	(3.02)	(995)

June 2026:	Equivalent of 2,000 bbl/d of dilbit sales
WTI Swap	1,380	94.50	978
WCS Swap	2,000	(17.25)	138
C5+ Swap	(620)	(3.80)	(180)

Q3 2026:	Equivalent of 4,000 bbl/d of dilbit sales
WTI Swap	2,900	84.49	6,022
WCS Swap	4,000	(17.54)	990
C5+ Swap	(1,100)	(4.42)	(477)

WTI Swap	2,150	80.80	5,188

Q4 2026:	Equivalent of 8,000 bbl/d of dilbit sales
WTI Swap	5,475	81.01	9,334
WCS Swap	8,000	(18.58)	203
C5+ Swap	(2,520)	(1.00)	(386)

Natural gas:
March – December 2026	5,000	2.00	443
Total - Current			$38,718

Subsequent to March 31, 2026, the Company amended:

●	May 2026 financial hedges relating to 4,140 bbl/d of WTI and 4,140 bbl/d of WCS differentials to permit physical settlement under a fixed-price contract at an equivalent price of $65.65/bbl; and,

●	June 2026 financial hedges relating to 5,520 bbl/d of WTI and 5,520 bbl/d of WCS differentials to permit physical settlement under a fixed-price contract at an equivalent price of $68.55/bbl.

At March 31, 2026, the Company had entered into the following foreign exchange financial hedges:

	Notional Amount		Average Foreign Exchange Rate	Liability (Asset)
Term	(US$ in thousands)		(C$:US$)	(C$ in thousands)
Q2 2026:	US$	18,550	1.3411-1.3865	$442
Total - Current				$442

6. DEBT

6.1 Revolving Credit Facility

In Q4 2025, the Company closed a $50 million revolving reserved-based credit facility (the “Credit Facility”). The Credit Facility is subject to semi-annual borrowing base reviews on April 30th and October 31st. The borrowing base determination reflects the lenders’ evaluation of the Company’s petroleum and natural gas reserves and commodity price outlook at the time of review.

The revolving period ends on December 21, 2026, which may be extended for a period that shall not exceed one year. The borrower may request an extension to the revolving period not more than 90 days and not less than 60 days prior to the last day of the then-current revolving period.

The Credit Facility is secured by a first-priority security interest on all present and after-acquired property of the Company and is senior in priority to the Term Loan. The Credit Facility contains certain covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, make certain restricted payments, and dispose of or transfer assets.

Amounts borrowed under the Credit Facility are subject to an applicable Canadian Prime Rate, U.S. Base Rate, Secured Overnight Financing Rate (“SOFR”), or Canadian Overnight Repo Rate Average (“CORRA”), plus an applicable margin. The Company is subject to an applicable standby fee on undrawn portions of the Credit Facility.

As at March 31, 2026 and December 31, 2025, the Company was in compliance with all covenants and did not have any funds drawn.

The semi-annual borrowing base review resulted in no adjustments to the Company’s borrowing base.

6.2 Letters of Credit Facilities

The Company maintains two letters of credit facilities totaling $10 million:

●	$6.5 million related to a letter of credit facility (the “EDC Facility”) with a Canadian bank that is supported by a performance security guarantee from Export Development Canada (“EDC”). The EDC Facility is available on a demand basis and letters of credit issued incur an issuance and performance guarantee fee of 3.2%; and,

●	$3.5 million secured letter of credit facility (the “Secured Letter of Credit Facility”) with a Canadian bank that is cash collateralized. The Secured Letter of Credit Facility is available on a demand basis and letters of credit issued bear interest at 0.85%.

At March 31, 2026, the Company had drawn $9.1 million (December 31, 2025 - $9.1 million) on the letter of credit facilities.

The Credit Facility provides the ability to issue letters of credit; as a result, the Secured Letter of Credit Facility will be cancelled.

6.3 Term Loan

In Q3 2023, the Company amended the Term Loan. As part of the amendment, the Term Loan was upsized to US$40 million. Additionally, the maturity date was extended to July 31, 2028 and the requirement for quarterly amortization payments was eliminated. Most covenants, including the referenced coverage ratio described below, were unchanged. The Term Loan maintains security interests in most assets of the Company.

The Term Loan is subject to the following covenant:

The ratio of (a) the discounted present value of projected future cash flows, discounted at 10% (“PV-10 Value”) of the Borrower and the Subsidiaries’ Proved Reserves as reflected in the most recently delivered Reserve Report at the time of determination to (b) total Senior Indebtedness of the Borrower and the Subsidiaries on such date, must not be lower than 2.50 to 1.

At March 31, 2026 and December 31, 2025, the Company was in compliance with the covenant.

6.4 Subsidiary Debt Facility

In Q3 2023, GDMLP secured the Subsidiary Debt Facility to fund the dilbit pipeline project.

The Subsidiary Debt Facility consists of two phases: drawdown and repayment.

During the drawdown phase, interest on all funding drawdowns was capitalized. The loan balance accrued interest at 11.25%.

Upon completion of the pipeline project, the repayment phase commenced, and no additional funds were available.

The Subsidiary Debt Facility is secured on a senior basis against GDMLP’s assets only.

An affiliate of the Subsidiary Debt Facility lender holds 100% of the Class B Preferred units of GDMLP, which entitles the holder to a 20% economic interest in the excess cash flows of GDMLP for 18 years.

The repayment phase includes:

●	Payment by Connacher to GDMLP of the monthly toll, which is used to fund operating costs and service the Subsidiary Debt Facility;

●	The loan balance being amortized over 15 years at 11.25%; and,

●	Any cash remaining at the end of each month being distributed 80% to Connacher and 20% to an affiliate of the lender.

The interest payments, as well as the 20% excess cash flow paid to the affiliate, are treated as transportation expense. In addition, the principal payments reduce the Subsidiary Debt Facility balance.

The Subsidiary Debt Facility is not prepayable, subject to certain exceptions.

At March 31, 2026, $46.4 million (December 31, 2025 - $46.7 million) reflected drawn amounts, plus accrued interest, less amounts repaid, with $1.5 million (December 31, 2025 - $1.5 million) classified as a short-term liability.

7. DECOMMISSIONING OBLIGATIONS

The following table summarizes the details of decommissioning obligations:

As at (Canadian dollars in thousands)	March 31, 2026
Balance, beginning of period	$57,186
Additions	846
Change in estimates	(159)
Unwinding of discount	549
Decommissioning obligations settled	(481)
Balance, end of period	$57,941

8. SHARE CAPITAL

8.1 Issued and outstanding common share capital

	For the period ended March 31, 2026
	Number	Canadian dollars in thousands
Balance, beginning of period	9,965,580	$1,228,861
Cash received on shares issued upon exercise of stock options	382,978	5,525
Transfer from contributed surplus - stock options exercised	-	2,078
Return of capital	-	(40,082)
Balance, end of period	10,348,558	$1,196,382
Weighted average common shares outstanding
Basic	10,263,452
Diluted	10,477,523

In Q1 2026, the Company issued a special distribution of $6.00 per Class A common share (the “Distribution”), which totaled $62.1 million, via a return of capital ($40.1 million) and eligible dividend ($22.0 million), as elected by shareholders.

As part of the Distribution, a total of 377,543 options were exercised. In addition, 5,435 stock options were exercised during the period.

8.2 Per share results

	Three months ended March 31,
	2026	2025
Net earnings (loss) per share ($/share):
Basic	$(3.40)	$1.57
Diluted (1)	$(3.40)	$1.50
Weighted average shares outstanding:
Basic	10,263,452	10,265,873
Diluted (1)	10,477,523	10,752,284

(1)	Anti- dilutive due to the Company’s loss position for March 31, 2026

9. STOCK OPTION PLAN

In 2020, the Company implemented a stock option plan, as amended, restated, supplemented or otherwise modified from time-to-time (the “Plan”), pursuant to which options to purchase Class A common shares of the Company may be granted to eligible directors, officers, employees, and consultants. Under the Plan, a maximum of 1,111,110 Class A common shares are reserved for issuance from treasury. The options have a term of 10 years to maturity and are subject to time-based vesting.

The following table shows the changes in stock options and the related weighted average exercise prices:

For the three months ended March 31,	2026			2025
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	777,456	US$	14.40	767,456	US$	14.07
Exercised	(382,978)		10.38	-		-
Stock options surrendered	(180,407)		5.00	-		-
Outstanding, end of period	214,071	US$	29.52	767,456	US$	14.07
Exercisable, end of period	42,418	US$	29.64	486,411	US$	8.48

For the three months ended March 31, 2026, $0.3 million (Q1 2025 - $0.5 million) was recorded in the interim consolidated statements of operations and comprehensive earnings (loss) as share-based compensation expense.

In addition, 180,407 stock options were exercised and surrendered for $6.3 million.

10. REVENUE

The Company generates revenue from contracts with customers through the transfer of dilbit at a point-in-time.

The following table summarizes revenue, net of royalties, recorded in the consolidated statements of operations and comprehensive earnings (loss):

For the three months ended March 31, (Canadian dollars in thousands)	2026	2025
Revenue	$201,628	$174,940
Royalties	(14,110)	(11,911)
Revenue, net of royalties	187,518	163,029
Interest and other income	846	296
Revenue	$188,364	$163,325

At March 31, 2026, $76.9 million (Q1 2025 - $58.0 million) was accrued as revenue receivables.

11. FINANCE CHARGES

For the three months ended March 31, (Canadian dollars in thousands)	2026	2025
Interest on Term Loan	$1,837	$2,007
Bank charges and other fees	15	27
Unwinding of discount on decommissioning obligations (note 7) and lease obligations	549	549
Total finance charges	$2,401	$2,583

12. CAPITAL MANAGEMENT

In managing capital, the Company seeks to safeguard its liquidity while continuing to maintain and pursue the development of its in-situ oil sands properties.

The Company will continue to actively monitor its working capital balances and available liquidity including Credit Facility usage and will deploy capital prudently to optimize its liquidity position.

At March 31, 2026 and December 31, 2025, the Company believed its capital resources, cash flow management, and working capital balances are sufficient to meet its current and future obligations.

13. CASH FLOW INFORMATION

Changes in non-cash working capital

At March 31, (Canadian dollars in thousands)	2026	2025
Trade and accrued receivables	$(16,538)	$1,780
Inventory	(1,256)	1,430
Other assets	672	(550)
Trade and accrued payables	20,404	(8,671)
Total	$3,282	$(6,011)
Relating to:
Operations	$(3,096)	$804
Investing	6,378	(6,815)
Total	$3,282	$(6,011)

14. CONTRACTUAL OBLIGATIONS, COMMITMENTS, AND CONTINGENCIES

At March 31, 2026, the Company is subject to the following commitments:

As at (Canadian dollars in thousands)	2026	2027	2028	2029	2030	> 2031	Total
Service and Maintenance (1)	$609	$812	$812	$812	$812	$4,177	$8,034
Transportation agreements	42,960	66,760	73,610	74,150	74,876	242,215	574,571
Subsidiary Debt Facility - interest (2)	3,871	5,005	4,807	4,586	4,338	21,698	44,305
Subsidiary Debt Facility - principal (3)	1,136	1,671	1,869	2,090	2,338	37,271	46,375
Term Loan - interest (4)	5,736	7,648	4,461	-	-	-	17,845
Term Loan - principal (4)	-	-	61,406	-	-	-	61,406
Total commitments	$54,312	$81,896	$146,965	$81,638	$82,364	$305,361	$752,536

(1)	Service and maintenance commitments pertain to the Company’s facilities and equipment and do not meet the definition of a lease as defined by IFRS 16

(2)	Interest is recorded as transportation expense in the interim consolidated statements of operations and comprehensive earnings (loss)

(3)	Debt service costs reflect a production-based toll. In the event of any long-term production disruption(s), the repayment horizon would be extended

(4)	Amounts relate to the Term Loan and reflect: fixed FX rate of C$1.3956 and fixed interest rate of 13.3%

Transportation agreements

As part of its dilbit pipeline project, the Company entered into multiple agreements with various midstream counterparties. Beginning January 1, 2025, the Company is subject to minimum volume commitments on 31,000 bbl/d of dilbit. The commitments increase to 35,000 bbl/d of dilbit on August 31, 2026. In addition, the Company is required to pay fixed monthly charges. Connacher has the option to extend the terms of these agreements beyond their initial term expiry of January 31, 2032.

Beginning April 1, 2025, the Company was subject to an additional material transportation arrangement, which included volume commitments of 10,000 bbl/d of dilbit and customary toll obligations extending to 2032. Furthermore, beginning in July 2027 and subject to the satisfaction of certain conditions, the Company will be subject to another material transportation arrangement, which includes volume commitments of 7,692 bbl/d of dilbit and customary toll obligations extending to 2042.

The Company is subject to diluent transportation take-or-pay commitments, which include: fixed handling/toll obligations and multiple volume step-up commitments. Effective November 1, 2025, the Company’s minimum volume commitments were increased to 10,000 bbl/d.

Subsidiary Debt Facility

As outlined in interim consolidated financial statement note 6.4, the Subsidiary Debt Facility is subject to a repayment phase which commenced upon completion of the dilbit pipeline project. The loan balance is being amortized over 15 years. Debt service costs reflect a production-based toll. In the event of any long-term production disruption(s), the repayment horizon would be extended.

Carbon credits

In order to reduce its annual carbon tax costs under the Alberta Technology Innovation and Emissions Reduction Regulation (“TIER”) framework, Connacher has purchased verified carbon credits (“VCCs”). Each VCC purchased represents one tonne of CO2 equivalent emissions. In 2025, Connacher took delivery of 65,000 VCCs at a cost of $4.1 million.

At March 31, 2026, 36,047 VCCs remained to satisfy future TIER compliance obligations.

Contingencies

The Company is currently, and from time-to-time, involved in various employment and other related legal proceedings. No liability has been recorded in the interim consolidated statements of financial position for the period ended March 31, 2026 (December 31, 2025 - $nil) as the result of these actions is not known and is expected to be immaterial.

SCHEDULE B

See attached.

Unaudited Pro Forma Consolidated Financial Statements

As at March 31, 2026, for the three months ended March 31, 2026 and for the year ended December 31, 2025

Greenfire Resources Ltd.

Unaudited Pro Forma Consolidated Statements of Financial Position

As at March 31, 2026

All amounts expressed in thousands of Canadian dollars (unaudited)

	Greenfire (Historical)	Connacher (Historical)	Presentation (Note 2)	Acquisition adjustments	Note	Pro forma Greenfire
Assets
Current assets
Cash	544	46,734	-	(47,278)	3(i)	-
Accounts receivable	83,359	76,216	-	-		159,575
Inventories	19,809	17,640	-	-		37,449
Prepaid expenses and deposits	6,972	3,864	-	-		10,836
	110,684	144,454	-	(47,278)		207,860
Non-current assets
Terminal and pipeline access	-	13,987	(13,987)	-		-
Property, plant and equipment	1,021,225	614,017	13,987	823,283	3(ii)	2,472,512
Deferred income tax asset	166,409	-	-	(57,759)	3(iii)	108,650
	1,187,634	628,004	-	765,524		2,581,162
	1,298,318	772,458	-	718,246		2,789,022
Liabilities
Current liabilities
Accounts payable and accrued liabilities	84,794	82,847	-	-		167,641
Current portion of debt	-	1,536	-	-		1,536
Current portion of lease liabilities and other	1,327	-	-	-		1,327
Warrant liability	9,615	-	-	-		9,615
Risk management contracts	72,906	39,160	-	-		112,066
	168,642	123,543	-	-		292,185
Non-current liabilities
Risk management contracts	7,500	-	-	-		7,500
Debt	2,361	44,839	-	739,610	3(i)	786,810
Term loan	-	55,824	-	(55,824)	3(iv)	-
Lease liabilities and other	5,698	-	-	-		5,698
Decommissioning liabilities	20,549	57,941	-	(42,313)	3(v)	36,177
	36,108	158,604	-	641,473		836,185
	204,750	282,147	-	641,473		1,128,370
Shareholders’ equity
Share capital	462,865	1,196,382	-	(622,614)	5(i)	1,036,633
Contributed surplus	8,093	39,224	-	(39,224)	3(vi)	8,093
Retained earnings	622,610	(745,295)	-	738,611	3(vi)	615,926
	1,093,568	490,311	-	76,773		1,660,652
	1,298,318	772,458	-	718,246		2,789,022

Greenfire Resources Ltd.

Unaudited Pro Forma Consolidated Statements of Net Income and Comprehensive Income

For year ending December 31, 2025

All amounts expressed in thousands of Canadian dollars (unaudited)

	Greenfire (Historical)	Connacher (Historical)	Presentation (Note 2)	Acquisition adjustments	Note	Pro forma Greenfire
Revenues
Oil sales	603,303		737,470	-		1,340,773
Royalties	(18,908)		(54,359)	-		(73,267)
Oil sales, net of royalties	584,395	683,111		-		1,267,506
Gain (loss) on risk management contracts	42,579	3,831	-	-		46,410
	626,974	686,942	-	-		1,313,916
Expenses
Diluent expense	232,793	301,597	-	-		534,390
Transportation and marketing	49,924	67,077	(5,334)	-		111,667
Operating expenses	129,010	109,936	-	-		238,946
General and administrative	22,865	25,243	-	-		48,108
Stock-based compensation	2,923	1,324	-	-		4,247
Transaction costs	-	-	-	8,250	4(i)	8,250
Financing and interest	77,570	10,735	5,334	44,281	4(ii)	137,920
Depletion and depreciation	83,584	125,109	-	12,680	4(iii)	221,373
Exploration expenses	2,188	-	-	-		2,188
Other income	(3,378)	(1,396)	-	-		(4,774)
Gain on revaluation of warrants	(14,176)	-	-	-		(14,176)
Foreign exchange (gain) loss	(11,652)	(2,685)	-	2,412	4(iv)	(11,925)
Loss on disposition and derecognition of PP&E	-	1,152	-	-		1,152
Total expenses	571,651	638,092	-	67,623		1,277,366
Net income before taxes	55,323	48,850	-	(67,623)		36,550
Income tax (expense) recovery	(7,819)	-	-	15,553	4(v)	7,734
Net income and comprehensive income	47,504	48,850	-	(52,070)		44,284
Net income per share – Basic	$0.66	$4.77			5(ii)	$0.28
Net income per share – Diluted	$0.66	$4.52			5(ii)	$0.28

Greenfire Resources Ltd.

Unaudited Pro Forma Consolidated Statements of Net Loss and Comprehensive Loss

For the three months ended March 31, 2026

All amounts expressed in thousands of Canadian dollars (unaudited)

	Greenfire (Historical)	Connacher (Historical)	Presentation (Note 2)	Acquisition adjustments	Note	Pro forma Greenfire
Revenues
Oil sales	147,313		201,628	-		348,941
Royalties	(4,283)		(14,110)	-		(18,393)
Oil sales, net of royalties	143,030	187,518	-	-		330,548
Gain (loss) on risk management contracts	(94,633)	(50,070)	-	-		(144,703)
	48,397	137,448	-	-		185,845
Expenses
Diluent expense	60,233	83,863	-	-		144,096
Transportation and marketing	12,402	19,174	(1,309)	-		30,267
Operating expenses	35,747	26,444	-	-		62,191
General and administrative	5,394	5,366	-	-		10,760
Stock-based compensation	68	292	-	-		360
Financing and interest	1,683	2,401	1,309	11,085	4(ii)	16,478
Depletion and depreciation	20,736	34,468	-	3,130	4(iii)	58,334
Exploration expenses	887	-	-	-		887
Other income	(998)	(846)	-	-		(1,844)
Gain on revaluation of warrants	5,487	-	-	-		5,487
Foreign exchange (gain) loss	(56)	1,079	-	(964)	4(iv)	59
Loss on disposition and derecognition of PP&E	-	98	-	-		98
Total expenses	141,583	172,339	-	13,251		327,173
Net loss before taxes	(93,186)	(34,891)	-	(13,251)		(141,328)
Income tax (expense) recovery	20,184	-	-	3,048	4(v)	23,232
Net loss and comprehensive loss	(73,002)	(34,891)	-	(10,203)		(118,096)
Net loss per share – Basic & Diluted	$(0.58)	$(3.40)			5(ii)	$(0.56)

Notes to the Unaudited Pro Forma Consolidated Statements

As at March 31, 2026, for the three months ended March 31, 2026, and the year ended December 31, 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

1.	BASIS OF PRESENTATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) is engaged in the business of acquiring, developing, and operating of oil properties in the Athabasca oil sands region of Alberta.

The following unaudited pro forma consolidated financial statements (“Pro Forma Financial Statements”) were prepared to reflect the following:

i.	A definitive agreement (the “Acquisition Agreement”), dated July 13, 2026, between Greenfire and Connacher Oil and Gas Limited (“Connacher”), pursuant to which Greenfire agreed to acquire all of the issued and outstanding common shares of Connacher (the “Acquisition”) for a base purchase price of $1,290.0 million, adjusted for customary closing adjustments based on Connacher’s net working capital, and under which Connacher is required to repay its term loan prior to closing. The Acquisition is subject to various closing conditions, including receipt of the approval under the Competition Act (Canada), and deposit by the shareholders of Connacher of all shares of Connacher and expected to close in August, 2026 (the “Acquisition Closing Date”).

ii.	The proposed financing arrangements implemented to fund the Acquisition through a combination of:

a.	A draw on the Company’s existing reserve-based credit facility (the “Senior Credit Facility”), which will be expanded from $275.0 million to $1,000.0 million concurrently with the Acquisition Closing Date;

b.	A one-time draw of $575.0 million on a new credit facility (the “Bridge Facility”). The Bridge Facility has a nine-month term from the date of the initial draw and bears interest at the Canadian Overnight Repo Rate Average (CORRA), plus an applicable margin; and

c.	The completion of a rights offering of Greenfire’s common shares for gross proceeds of at least $575.0 million (the “Rights Offering”), as a condition of, and in connection with, the Bridge Facility. The net proceeds from the Rights Offering will be used to repay the Bridge Facility. The Rights Offering is expected to close in September 2026.

In connection with the Rights Offering, certain limited partnerships comprising Waterous Energy Fund, a current holder of approximately 72.0% of the Company’s outstanding common shares (collectively, “Standby Purchasers”), have agreed to enter into a standby purchase agreement with the Company pursuant to which the Standby Purchasers and any affiliates will commit to fully exercise their basic subscription privilege and purchase common shares not otherwise subscribed for (the “Standby Commitment”). The size of the Standby Commitment will be at least $575.0 million.

Collectively, the “Financing Transactions”.

The following unaudited pro forma consolidated financial statements (“Pro Forma Financial Statements”) were prepared using information derived from, and should be read in conjunction with:

●	Greenfire’s audited consolidated financial statements for the year ended December 31, 2025 and 2024;

●	Greenfire’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026 and 2025;

●	Connacher’s audited consolidated financial statements for the year ended December 31, 2025 and 2024; and

●	Connacher’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026 and 2025.

Notes to the Unaudited Pro Forma Consolidated Statements

As at March 31, 2026, for the three months ended March 31, 2026, and the year ended December 31, 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

The Pro Forma Financial Statements have been prepared in accordance with applicable Canadian securities legislation. The Pro Forma Financial Statements include pro forma assumptions and adjustments that give effect to the Acquisition and Financing Transactions had they occurred on March 31, 2026 for the purpose of the unaudited pro forma consolidated statement of financial position as at March 31, 2026; and on January 1, 2025 for the purposes of the unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss) for the three months ended March 31, 2026 and for the year ended December 31, 2025.

The Pro Forma Financial Statements have been prepared by management of Greenfire for illustrative purposes only and are not intended to be, and may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies and administrative cost savings that could result from the operations of the combined assets. The allocation of the total consideration to the net assets acquired in the Acquisition is preliminary and based on estimates of fair value and other amounts and such estimates may be adjusted in the future. As these amounts are preliminary, differences in the actual amounts assigned to the fair values of the identifiable assets and liabilities upon the completion of the detailed valuations and calculations could differ materially and results in changes in periods subsequent to the completion of the Acquisition and related Financing Transactions. In the opinion of management, the pro forma information includes all material adjustments necessary for a fair presentation of Connacher.

Accounting policies used in the preparation of the Pro Forma Financial Statements are in accordance with those disclosed in the consolidated financial statements of Greenfire as at and for the year ended December 31, 2025, which were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. In the opinion of management these pro forma consolidated financial statements include all of the necessary adjustments for a fair presentation of the ongoing entity. Certain accounts in the Connacher financial statements were reclassified or combined in these Pro Forma Financial Statements to conform with Greenfire’s financial statement presentation.

2.	PRESENTATION ADJUSTMENTS

Greenfire and Connacher prepare their consolidated financial statements using similar accounting policies. Certain reclassification adjustments have been made to the Pro Forma Financial Statements to make financial statement presentation consistent between Greenfire and Connacher including:

i.	Terminal and pipeline access has been reclassified and presented within property, plant and equipment on the Unaudited Pro Forma Consolidated Statements of Financial Position;

ii.	Oil sales and royalties have been disaggregated and presented separately in the Unaudited Pro Forma Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss); and

iii.	Interest expense related to Connacher’s debt has been reclassified from transportation and marketing expenses and presented within interest and financing expense in the Unaudited Pro Forma Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss).

Notes to the Unaudited Pro Forma Consolidated Statements

As at March 31, 2026, for the three months ended March 31, 2026, and the year ended December 31, 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

3.	PRO FORMA UNAUDITED STATEMENT OF FINANCIAL POSITION ADJUSTMENTS

The Pro Forma Financial Statements have been prepared using the acquisition method of accounting in accordance with IFRS 3 – Business Combinations, whereby the assets acquired and liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The preliminary purchase price allocation is as follows:

Consideration for the acquisition:
Cash	$1,290,201
Allocation of the purchase price:
Accounts receivable	76,216
Inventories	17,640
Prepaid expenses and deposits	3,864
Property, plant and equipment	1,451,287
Deferred income tax liability	(60,124)
Accounts payable and accrued liabilities	(97,519)
Risk management contracts	(39,160)
Debt	(46,375)
Decommissioning liabilities	(15,628)
Net assets acquired	$1,290,201

The following pro forma adjustments have been made to the unaudited Pro Forma Consolidated Statement of Financial Position assuming the Acquisition and the related Financing Transactions occurred on March 31, 2026:

i.	Pro forma adjustments to cash and debt reflect the following:

Acquisition consideration	$(1,290,201)
Term loan repayment	(61,406)
Transaction costs	(8,250)
Bridge Facility – draw	575,000
Bridge Facility – repayment	(575,000)
Bridge Facility – fees	(431)
Rights Offering – gross proceeds	575,000
Rights Offering – issuance costs	(1,600)
$(786,888)
Pro forma adjustments to cash	$(47,278)
Pro forma adjustments to debt	$(739,610)

Also included in debt are approximately $11.5 million of fees incurred in connection with the expansion and extension of Greenfire’s Senior Credit Facility. These fees are recognized as a reduction of the carrying amount of the Senior Credit Facility and are amortized over the term. Incremental borrowings under the Senior Credit Facility to fund the Acquisition are expected to be approximately $751.1 million.

ii.	The fair value of property, plant and equipment of $1,451.3 million was determined based on preliminary internal reserve estimates. Adjustments to property, plant and equipment were made to reflect the fair value of the wells, facilities, pipeline, undeveloped land, buildings, storage tanks and furniture and fixtures upon acquisition.

iii.	The deferred income tax asset has been adjusted to reflect the tax effects of the Acquisition and Financing Transactions, net of the acquired tax pools and related transaction costs.

iv.	Pursuant to the Acquisition Agreement, Connacher redeemed its term loan prior to the closing date, including payment of the applicable 10% repayment premium.

v.	The estimated decommissioning obligation was measured using a fair value discount rate of 10%. The book value of decommissioning obligation on Connacher’s statement of financial position was measured using a risk-free discount rate of 3.85%, resulting in an adjustment of $42.3 million.

vi.	Pro forma adjustments to eliminate Connacher shareholders’ equity adjusted for the after-tax impact of the term loan repayment.

Notes to the Unaudited Pro Forma Consolidated Statements

As at March 31, 2026, for the three months ended March 31, 2026, and the year ended December 31, 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

4.	PRO FORMA UNAUDITED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) ADJUSTMENTS

The following pro forma adjustments have been made to the unaudited Pro Forma Consolidated Statement of Net Income (Loss) and Comprehensive Income (Loss) assuming the Acquisition and related Financing Transactions occurred on January 1, 2025:

i.	Transaction costs associated with the Acquisition are expected to be approximately $8.3 million.

ii.	Pro forma adjustments to financing and interest expenses include:

	Three months ended March 31, 2026	Year ended December 31, 2025
Interest on incremental Senior Credit Facility borrowings	$11,667	$46,669
Fees associated with the Bridge Facility	-	431
Reversal of interest on the repaid Connacher term loan	(1,837)	(7,867)
Amortization of incremental debt issuance costs	1,435	5,738
Accretion difference on decommissioning liabilities	(180)	(690)
Pro forma adjustments to financing and interest expenses	$11,085	$44,281

iii.	Depletion expenses have been adjusted to reflect the application of the appropriate unit-of-production rate based on proved plus probable reserves following the adjustment of the Connacher’s carrying value of property, plant and equipment to its fair value upon acquisition as determined in the purchase price allocation in Note 3.

iv.	Foreign exchange (gain) loss has been adjusted to eliminate the foreign exchange impact associated with Connacher’s repaid term loan.

v.	The tax effect on the pro forma adjustments was recorded using an effective tax rate of 23.0%.

5.	PRO FORMA SHARE CAPITAL

i.	Continuity

A continuity of the pro forma consolidated share capital is provided below:

	Shares (000s)	$000
Balance, March 31, 2026	125,428	$462,865
Rights Offering (1)	85,312	575,000
Costs associated with rights offering, net of tax	-	(1,232)
Pro forma, March 31, 2026	210,740	$1,036,633

(1)	The exercise price of the share purchase rights is assumed to be $6.74 per share.

ii.	Net Income (Loss) Per Share

The per share amounts have been based on the historical weighted average of Greenfire shares for the applicable period, adjusted for the share issuances per Note 5(a).

	Three months ended March 31, 2026	Year ended December 31, 2025
Shares outstanding (’000) – basic	210,723	157,705
Shares outstanding (’000) – diluted	210,723	157,788